



10015732

May 13, 2010

The U.S. Securities and Exchange Commission
Office of International Corporate Finance,
Mail Stop 36-28, 100 F Street NE,
Washington, DC 20549
UNITED STATES OF AMERICA

SUPPL

Attention: International Corporate Finance Office

Re: Information Filing to the Stock Exchange of Thailand of Shin Corporation Public Company Limited

TO WHOM IT MAY CONCERN

Pursuant to Rule 12g3-2(b)(1)(iii) and on behalf of Shin Corporation Public Company Limited (the "Company") (**File No. 82-3140**), the information described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, SH 034/2010**

  Subject: Submission of reviewed financial statements for the first quarter of Year 2010

  Date: May 13, 2010

The supplement information is provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on August 16, 1991.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed return receipt copy of this letter and returning it to the Compliance Department by fax at (662) 299-5252 attention Mrs. Parsopsook Chaiwongsurarit.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at (662) 299-5226 or by emailing prasopsc@shincorp.com

Thank you for your attention in this matter.

Faithfully yours,

Mr. Anek Pana-apichon
Executive Vice President – Finance and Accounting
Shin Corporation Plc.

RECEIPT COPY
Received by:
Date:

Enclosure

5/18

SHIN CORPORATION PUBLIC COMPANY LIMITED
Company Registration No. 0107535000257
414 Shinawatra Tower 1, Phahonyothin Rd., Samsennai, Phayathai, Bangkok 10400 THAILAND.
Tel : (662) 299-5000 Fax : (662) 299-5196 Website http://www.shincorp.com

Rule 12g3-2 (B) Exemption File No. 82-3140

Summary Translation Letter
To the Stock Exchange of Thailand
May 13, 2010

SH 034/2010

May 13, 2010

Subject: Submission of reviewed financial statements for quarter 1/2010

To: The President
The Stock Exchange of Thailand

We would like to inform you that the Board of Directors Meeting of Shin Corporation Plc (the "Company") No. 5/2010, held on May 13, 2010, approved the balance sheets, statements of income and cash flow statements for quarter 1/2010, ended March 31, 2010. The Company would like to submit the copies of financial statements and clarify the operating results as follow:

The Company's operating results (Cost Method)

Unit: Baht million

Baht million	Quarter 1/2010	Quarter 1/2009	% Change
Other income	6.1	12.7	-51.9
Total income	6.1	12.7	-51.9
Less operating expenses (net)	66.2	74.0	10.5
Net loss	**-60.1**	**-61.3**	**1.9**

The Company had a net loss of Baht 60.1 million under the cost method for Q1/2010, a slight decrease from Baht 61.3 million for Q1/2009. This was mainly due to the decrease of interest income which was in accordance with the interest rate that dropped; but this was offset with the decrease of management benefit expenses.

Consolidated operating results

Baht million	Quarter 1/2010	Quarter 1/2009	% change
Shin Corporation Plc. (the Company) and others	-50.8	-44.1	-15.2
Local wireless telecommunications – ADVANC	2,097.4	2,012.4	4.2
Satellite & International businesses - THCOM	-64.6	-90.6	28.7
Media & Advertising businesses	-130.4	-131.1	0.5
Net profit attributable to equity holder of the Company	**1,851.6**	**1,746.6**	**6.0**

The Company had a net consolidated profit attributable to equity holders of the Company for Q1/2010 of Baht 1,851.6 million, increased by 6% from Baht 1,746.6 million in the same period of last year.

1. The share of the net result from local wireless telecommunications operated by Advanced Info Service Plc. (ADVANC) and its subsidiaries increased due to service revenue of ADVANC Group that rose, particularly in non-voice revenue. The key driver was mobile internet (EDGE/GPRS usage) which grew strongly, also the decline of marketing expenses.

2. The Satellite & International businesses operated by Thaicom Plc. (THCOM) and its subsidiaries contributed net loss of Baht 64.6 million, decreased by Baht 81 million from Q1/2009, mainly from net foreign exchange loss of Baht 29 million. In addition, the share of the net result from its associate increased while finance costs declined.

3. The Media & Advertising businesses reported a loss of Baht 130.4 million, mainly due to the loss recorded on the provision for interest on ITV Plc's unpaid operating agreement fee.

MANAGEMENT'S DISCUSSION ON AND ANALYSIS OF FINANCIAL RESULTS OF OPERATIONS

Overview

We are a holding company with investments mainly in telecommunications, media and advertising. Our discrete business segments are as follows: local wireless telecommunication managed by Advanced Info Service Plc "AIS"; satellite and international businesses managed by Thaicom Plc "THCOM" and its jointly-controlled entities that operate telecommunications services in Cambodia and Laos; media and advertising businesses managed by ITV Plc "ITV" and Matchbox Co., Ltd. "Matchbox" and other businesses, primarily managed by DTV Co., Ltd. "DTV" and CS Loxinfo Plc "CSL".

ITV had been operating a free-to-air television broadcasting station in Thailand until its license was revoked by the Prime Minister's Office on March 7, 2007 and the company had to cease operations. As a result of this, there is currently no revenue from ITV, which is now included in the media and advertising business. This matter is currently under arbitration and the outcome cannot be predicted. The details of this case have been included in the notes to the financial statement.

Our consolidated profit attributable to equity of the Company for the three-month period ended March 31, 2010 was Baht 1,851.6 million based upon total consolidated revenue of Baht 4,181.8 million. Our consolidated net profit depends primarily on the results of operations of AIS Group, our associated company and the primary focus of our local wireless communications business. We account for AIS Group using the equity method. Our share of the net profits of AIS Group, for the three-month ended March 31, 2010, was Baht 2,097.4 million, contributed 50.2% of our total consolidated revenue and contributed 113.3% of our consolidated net profit attributable to equity holders of the Company. *For a discussion and analysis of the results of operations of AIS Group, please see the MD&A of AIS below.*

The Company's operations (cost method)

The following table provides the Company's statements of income for the period indicated. This table should be read together with the Company's financial statements.

	For the three-month ended March 31,			
	2010		2009	
	(in millions of Baht)		(in millions of Baht)	
Other income	6.1	*100.0%*	12.7	*100.0%*
Total revenues	6.1	*100.0%*	12.7	*100.0%*
Administrative expenses	46.3	*759.0%*	45.1	*355.1%*
Management benefit expenses	19.9	*326.2%*	28.9	*227.6%*
Total expenses	66.2	*1,085.2%*	74.0	*582.7%*
Loss before financial costs	(60.1)	*985.2%*	(61.3)	*482.7%*
Financial costs	(0.0)	*0.0%*	(0.1)	*0.8%*
Net loss for the period	60.1	*985.2%*	(61.4)	*483.5%*

The Company's net results

The Company's net loss slightly decreased 2.1% from loss of Baht 61.4 million in 1Q09 to loss of Baht 60.1 million in 1Q10. This was mainly due to the decrease of interest income which was in accordance with the interest rate that dropped; this was offset with the decrease of management benefit expenses.

0.

The following table provides the Company's balance sheets for the periods indicated. This table should be read in conjunction with the Company's financial statements.

	As at			
	March 31, 2010 (in millions of Baht)		December 31, 2009 (in millions of Baht)	
Cash & cash equivalents and current investment	1,538.8	*10.7%*	1,618.3	*11.2%*
Other current assets	14.6	*0.1%*	17.7	*0.1%*
Investments in subsidiaries, associates and jointly-controlled entities	12,502.4	*87.3%*	12,502.4	*86.8%*
Long-term investments	227.4	*1.6%*	226.0	*1.6%*
Other assets	43.3	*0.3%*	43.4	*0.3%*
Total assets	14,326.5	*100.0%*	14,407.8	*100.0%*
Total liabilities	27.9	*0.2%*	49.4	*0.3%*
Shareholders' equity				
Share capital	3,201.1	*22.3%*	3,201.1	*22.2%*
Premium on share capital	10,197.3	*71.2%*	10,197.3	*70.8%*
Unrealized gain on revaluation of investments	0.3	*0.0%*	-	-
Legal reserved	500.0	*3.5%*	500.0	*3.5%*
Retained earnings	399.9	*2.8%*	460.0	*3.2%*
Total shareholders' equity	14,298.6	*99.8%*	14,358.4	*99.7%*
Total liabilities and shareholders' equity	14,326.5	*100.0%*	14,407.8	*100.0%*

The Company's balance sheets

Total assets as at March 31, 2010 slightly decreased when compared to the total assets as at December 31, 2009. Total liabilities decreased 43.5% and mainly because of the drop in accrued expenses. As at March 31, 2010, the shareholders' equity was Baht 14,298.6 million, a decreased from Baht 14,358.4 million as at December 31, 2009. This was due to 1Q10 loss of Baht 60.1 million.

Group operations (consolidation method)

The following tables provide a breakdown of our total consolidated revenue by showing each item as a percentage of total revenues, and a breakdown of our consolidated expenses by showing each item as a percentage of our total consolidated revenues, for the periods indicated. This table should be read together with our consolidated financial statements.

	For the three-month ended March 31,			
	2010		2009	
	(in millions of Baht)		(in millions of Baht)	
Revenue:				
Revenue from sales of goods and rendering of services:				
- Telephone network in foreign entities (other than AIS)	441.6	*10.6%*	591.9	*14.3%*
- Satellite	1,211.4	*29.0%*	1,093.9	*26.4%*
- Media and advertising	188.1	*4.5%*	260.7	*6.3%*
- Others*	163.3	*3.8%*	125.9	*3.0%*
Total revenues from sales of goods and rendering of services	2,004.4	*47.9%*	2,072.4	*50.1%*
Share of profits from investments – equity method:				
- AIS (local wireless telecommunication)	2,097.4	*50.2%*	2,012.4	*48.6%*
- Other	36.7	*0.8%*	25.9	*0.6%*
Total share of net results from investments—equity method	2,134.1	*51.0%*	2,038.3	*49.2%*
Other incomes	43.3	*1.1%*	29.0	*0.7%*
Total revenue	4,181.8	*100.0%*	4,139.7	*100.0%*
Expenses:				
Costs of sales and services	1,614.4	*38.6%*	1,674.4	*40.4%*
Operating agreement fees	126.0	*3.0%*	135.3	*3.3%*
Loss on provision for unpaid operating agreement fee and interest	106.8	*2.6%*	106.6	*2.6%*
Selling expenses	53.8	*1.3%*	47.0	*1.1%*
Administrative expenses	368.8	*8.8%*	352.5	*8.5%*
Net foreign exchange loss	29.0	*0.7%*	110.2	*2.7%*
Management benefit expenses	23.3	*0.5%*	42.8	*1.0%*
Total expenses	2,322.1	*55.5%*	2,468.8	*59.6%*
Profit before finance costs and income tax expenses	1,859.7	*44.5%*	1,670.9	*40.4%*
Finance costs	(123.5)	*(3.0)%*	(133.7)	*(3.2)%*
Income tax expense	23.8	*0.6%*	76.8	*1.8%*
Profit for the period	1,760.0	*42.1%*	1,614.0	*39.0%*
Attributable to:				
Equity holders of the Company	1,851.6	*44.3%*	1,746.6	*42.2%*
Minority interest	(91.6)	*(2.2)%*	(132.6)	*(3.2)%*
Net profit for the period	1,760.0	*42.1%*	1,614.0	*39.0%*

Remark * Includes Internet, direct satellite television, information technology businesses and consolidation eliminations

Total Revenue

Total revenue slightly increased from Baht 4,139.7 million in 1Q09 to Baht 4,181.8 million in 1Q10. Although the share of the net profits increased 4.7% but this was offset with revenue from sales and services that dropped 3.3%.

Revenue from sales and services decreased 3.3% from Baht 2,072.4 million in 1Q09 to Baht 2,004.4 million in 1Q10, mainly as a result of the decrease in media and advertising businesses and telephone networks in foreign entities, although this was offset by an increase in satellite business and other businesses.

Revenue from the telephone networks in foreign entities, in Cambodia and Laos decreased 25.4% from Baht 591.9 million in 1Q09 to Baht 441.6 million in 1Q10. This was primarily because of the decline of subscribers in Cambodia, although this was offset with the continued growth of telephone subscribers in Laos, especially from prepaid mobile.

In Laos, total telephone subscribers, including mobile and fixed line, increased 28.3% to 1.33 million in 1Q10 from 1.03 million in 1Q09. This was primarily due to the growth of prepaid mobile market of GSM network. ARPU of prepaid mobile decreased 15.1%, as a result from promotion and the ARPU of PSTN decreased 2.7% from 1Q09 mainly because of the change in customer behavior.

In Cambodia, the telephone subscribers decreased 28.0% to 0.66 million in 1Q10 from 0.93 million in 1Q09, primarily due to the relatively high competition as there were three new operators entered the market during 2009. The ARPU deceased 25.8% because of the marketing campaign and promotion.

Satellite revenue increased 10.7% from Baht 1,093.9 million in 1Q09 to Baht 1,211.4 million in 1Q10, primarily because of the increase in service revenue following the rise of bandwidth usage of Thaicom 4 (IPSTAR), mainly in Australia, China, Cambodia, Japan and Malaysia, although this was offset with the drop of UT sale revenue. Revenue from conventional satellite increased mainly due to a growth of transponder lease from the broadcasting business.

Media and advertising revenues decreased 27.8% from Baht 260.7 million in 1Q09 to Baht 188.1 million in 1Q10, primarily due to the decrease in advertising spending of customer as a result from the recession of economic.

Other revenues increased 29.7% from the sale of satellite dish and equipments of direct television (DTV). The sale of DTV increased 0.28 million sets from 1Q09 to 0.66 million sets in 1Q10.

Share of profits of associates increased 4.7% from Baht 2,038.3 million in 1Q09 to Baht 2,134.1 million in 1Q10. The share of profits of associates was mainly contributed from AIS Group.

In 1Q10, AIS recorded a goodwill impairment of Baht 390 million on one of its subsidiaries, Digital Phone Co., Ltd. Therefore, the 1Q10 normalized net profit of AIS Group was Baht 5,362 million, compared to Baht 4,567 million in 1Q09 (the net profit did not included derivative adjustment that we adjusted to our share of profits from AIS Group result). The increase was mainly from higher revenue and lower expense.

The total service revenue of AIS Group rose, particularly in non-voice revenue. The key driver was mobile data (EDGE/GPRS usage) which grew strongly. Also, a plenty of new smart phones that available in Thai market with more affordable prices helped increased data penetration. The popularity of social networking and news alert subscription are becoming more familiar to Thai consumers. Also, international call (IDD) rose from promoting of "00500", a new IDD service offering cheaper alternative to the original "005" service. Voice revenue continued to recover from the bottom of the latest economic downturn.

The total expenses of AIS Group declined, mainly from marketing expenses as AIS had huge campaign on corporate icon "Oon Jai" in 1Q09 and lower expenses of "Oon Jai redemption point". The cost of service and sale also dropped, especially the maintenance cost that decreased from cost control program started since 2Q09. The financial cost dropped from lower of outstanding interest bearing debt. *For a discussion on and analysis of the results of operations of AIS Group, please see MD&A of AIS below.*

Expenses

Total expenses decreased 5.9% from Baht 2,468.8 million in 1Q09 to Baht 2,322.1 million in 1Q10, primarily from the decrease in costs of sales and services, operating agreement fees, management benefit expenses and net foreign exchange loss.

Cost of sales and services decreased 3.6% from Baht 1,674.4 million in 1Q09 to Baht 1,614.4 million in 1Q10, primarily due to the service cost of media and advertising businesses, following the decrease of its revenue. In addition, the costs related to telephone networks in foreign entities and satellite business decreased, which resulted from lower UT sales of Thaicom 4 (IPSTAR) and the drop of in-orbit insurance cost in accordance with the book value of satellites. However, this was offset with the increase of cost related DTV, following its revenue.

Operating agreement fees from satellite business and telephone networks in foreign entities, dropped from Baht 135.3 million in 1Q09 to Baht 126.0 million in 1Q10, following the decrease of revenue, mainly from telephone networks in Cambodia.

Administrative expenses increased 4.6% from Baht 352.5 million in 1Q09 to Baht 368.8 million in 1Q10, mainly, due to the increase in staff expenses and marketing expenses of satellite business, also the increase of advertising expenses of telephone networks in Laos. However, this was offset with the decline of the provision for bad debt of satellite business and the administrative expenses of media and advertising businesses.

Net foreign exchange loss was Baht 29.0 million as, in 1Q10, the Baht appreciated against U.S. dollar which resulted to the net loss from the revaluation of trade account receivable and accrued income, in particular. While, in 1Q09, there was a loss of Baht 110.2 million as the Baht depreciated against U.S. dollar together with higher foreign currency liability than in 1Q10.

Profit before finance costs and tax

As a result of the foregoing items, the profit before finance costs and tax increased 11.3% from Baht 1,670.9 million in 1Q09 to Baht 1,859.7 million in 1Q10.

Finance costs

The finance costs decreased 7.6% from Baht 133.7 million in 1Q09 to Baht 123.5 million in 1Q10, as a result from the loan repayments of Thaicom 4 (IPSTAR), Thaicom 5 and DTV, although this was offset with the issuance of debenture.

Income tax

There was an income tax surplus of Baht 23.8 million in 1Q10, compared to Baht 76.8 million in 1Q09, following the operating loss in the satellite business.

Net results attributable to minority interests, mainly in THCOM

We recorded the losses from our subsidiaries shared to minority interests in the amount of Baht 91.6 million and Baht 132.6 million in 1Q10 and 1Q09, respectively, following the consolidated loss in the satellite and international businesses.

Profit attributable to equity holders of the Company

As a result of the foregoing items, our net results improved from Baht 1,746.6 million in 1Q09 to Baht 1,851.6 million in 1Q10.

Consolidated Balance Sheet

The following table provides the consolidated balance sheets for the period indicated. This table should be read together with the consolidated financial statements.

	As at			
	March 31, 2010		December 31, 2009	
	(in millions of Baht)		(in millions of Baht)	
Cash & cash equivalents and current investment	4,469.9	*7.0%*	3,707.2	*6.0%*
Other current assets	1,990.8	*3.1%*	2,316.4	*3.8%*
Investments in associates	32,957.2	*51.8%*	30,739.7	*50.0%*
Long-term investments	227.4	*0.4%*	226.0	*0.4%*
Property and equipment, net	5,843.2	*9.2%*	6,114.1	*9.9%*
Property and equipment under operating agreements, net	15,194.6	*23.9%*	15,527.6	*25.2%*
Other assets	2,953.4	*4.6%*	2,909.2	*4.7%*
Total assets	63,636.5	*100.0%*	61,540.2	*100.0%*
Total current liabilities	8,446.9	*13.3%*	7,253.5	*11.8%*
Long-term borrows	7,900.1	*12.4%*	8,076.0	*13.1%*
Other non-current liabilities	412.5	*0.6%*	1,028.4	*1.7%*
Total liabilities	16,759.5	*26.3%*	16,357.9	*26.6%*
Total shareholders' equity	46,877.0	*73.7%*	45,182.3	*73.4%*
Total liabilities and shareholders' equity	63,636.5	*100.0%*	61,540.2	*100.0%*

Assets

The cash & cash equivalents and current investment were Baht 4,469.9 million, increased from December 31, 2009, mainly from advance receipt from Japanese customers of satellite business. The investment in associates increased 7.2%, (mainly in AIS), as a result from share of net result in 1Q10. Net property and equipment, together with net property and equipment under operating agreements dropped 4.4% and 2.1%, respectively. This was due to the depreciation and amortization of assets related to telephone networks in foreign entities and satellite businesses.

Liabilities

As at March 31, 2010, the consolidated liabilities increased by Baht 401.6 million mainly due to total current liabilities, which was mainly from account payable of equipment from telephone networks in foreign entities and unearned income from Japanese customers of satellite business. However, this was offset with the decrease of other liabilities and long-term loans, mainly, from satellite business.

Shareholders' equity

The consolidated shareholders' equity increased from December 31, 2009, due to the net profit of 1Q10.

Consolidated Cash Flow*

The following table summarizes our consolidated cash flows for the periods indicated:

	For the three-month ended March 31,	
	2010	2009
	(in millions of Baht)	(in millions of Baht)
Net cash provided by operating activities	1,002.1	843.6
Net cash used in investing activities	(189.3)	(632.8)
Net cash used in financing activities	(53.2)	(8.9)
Net increase in cash & cash equivalents and current investment	759.6	201.9
Cash & cash equivalents and current investment at beginning of period	3,707.2	3,772.3
Effects of exchange rate changes on balances held in foreign currencies	3.1	5.3
Cash & cash equivalents and current investment at end of period	4,469.9	3,979.5

*Cash Flow comprised of cash & cash equivalents and current investment

As at March 31, 2010, consolidated cash & cash equivalents and current investment were Baht 4,469.9 million, an increase of Baht 759.6 million (excluding the effects of exchange rate changes on balances held in foreign currencies) from the end of the year 2009, while the consolidated cash & cash equivalents and current investment as at 31 March 2009 had increased by Baht 201.9 million since the end of 2008.

Net cash flows provided by operating activities

The consolidated cash flow provided by operating activities was Baht 1,002.1 million, an increase of 18.8% from 1Q09 mainly due to the increase in advance receipt from Japanese customers of satellite business, but this was offset with the cash received from account receivable.

Net cash flows used in investing activities

In 1Q10, the consolidated cash flow used in investing activities was Baht 189.3 million, a decrease of 70.1% from 1Q09. This was because of the reduction of cash used in long-term investment and property and equipment.

Net cash flows used in financing activities

The consolidated cash flows used in financing activities was Baht 53.2 million increased from 1Q09, mainly, from the net incremental of cash used in loans repayment.

Disclaimer

This document contains certain forward-looking statements .They refer to future events and to the future financial performance of the companies in Shin Group .Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may", "will", "expect", "intend", "estimate", "anticipate", "believe" or "continue" . Although the companies in Shin Group believe that the expectations reflected in such forward-looking statements are reasonable at this time, it can give no assurance that such expectations will prove to be correct .Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements.


AIS
With you, Always

OVERVIEW

- **1Q10 result reflected an ongoing momentum in economic recovery** since 4Q09. Total Service revenue ex IC improved 5.9% YoY and 3.1% QoQ. Recovery has shown in better domestic revenue (Voice&Non-Voice) which rose 6.2% YoY and 2.7% QoQ, while international revenue (IR&Others) increased 2.6% YoY and 7.1% QoQ. Overall revenue guideline is maintained at 3% for full year 2010.
- **Data revenue continued to mark a solid 36.6% YoY growth, driven by smart phones, social-networking and mobile internet.** Number of data users rose to 5.7mn from 5.3mn in 4Q09 and 4.7m in 1Q09. The contribution of mobile internet rose to 33.9% of overall data revenue from 24.5% in 1Q09. Also, a plenty of new smart phones that flooded into Thai market with more affordable prices helped increased data penetration. Booming contents such as social-networking and news alert subscription are becoming more familiar to Thai consumers.
- **Seasonally low marketing spending drove EBITDA margin to 48.1%,** the highest one for the last 3 years. Marketing spending was only 1.1% of total revenue, compared to the target 3% for full year spending. The spending is normally highest toward the end of the year in response to festive season. Network OPEX (excl. A&D) declined 8.2% YoY and 7% QoQ. Cash OPEX (Network OPEX + SG&A excl. A&D) also declined 8.3% YoY and 18.6% QoQ.
- **Free cash flow (EBITDA-CAPEX) was Bt12,157mn in 1Q10 which increased 42.7% YoY** due to strong EBITDA growth and low CAPEX. 1Q10 CAPEX was Bt805mn or 13% of the Bt6.2bn full year guideline. Cash (incl. specifically-designated bank deposit) increased by Bt10,518mn in 1Q10 to a level of Bt35,685mn before dividend payment in April. Free cash flow for full year is expected to grow 12%, supported by solid cash generation with controlled CAPEX amidst the uncertainty of 3G 2.1GHz license. While NTC has formed a full team, the official timeframe for 3G is not yet announced and another public hearing could be expected before pursuing 2.1GHz license auction in our view.

OPERATIONAL HIGHLIGHTS

Subscriber

Total subscribers achieved 29.5m from strong net addition of 694k prepaid subscribers and 42k postpaid subscribers. Significant increased in prepaid subscribers came from the economic recovery together with the "2425" promotions. Strong net addition was also supported by growth of Net SIM subscriber which increased to 400k in 1Q10 from 270k in 4Q09 and 58k in 1Q09.

ARPU

Prepaid ARPU was Bt198 in 1Q10, decline 2.5% YoY but flat QoQ. With the same trend, postpaid ARPU was Bt617 in 1Q10 decline 2.7% YoY, but flat QoQ. The YoY declining trend started to stabilize since 4Q09 from domestic usage improvement and strong data consumption.

MOU

As a result of continuing economic recovery in 1Q10, blended MOU increased to 289 minutes or 6.6% YoY and 2.1% QoQ. Higher MOU came from prepaid segments which increased 8.2% YoY to 263 minutes from 243 minutes in 1Q09 and rose 3.1% QoQ from 255 minutes. However, postpaid MOU decline to 523 minutes or dropped 1.5% YoY and 2.1% QoQ.

SIGNIFICANT EVENTS

1) **Impairment loss from DPC goodwill of Bt390m recognized in 1Q10** - In 1Q10, the AIS Group recorded in the income statement for the period a Bt390m impairment loss of goodwill on DPC, a subsidiary operating mobile service on GSM 1800MHz. Such item is not tax deductible, unrecoverable and is non-cash expense. The effect on the AIS Group's consolidated financial statements ending 31 March 2010 as following:
   - Recognized impairment loss on DPC goodwill of Bt390mn on the income statement, by discounting expected future cash flow method and compared with its carrying value of Bt3,102mn.
   - Outstanding DPC goodwill booked under intangible asset as of 31 March 2010 was Bt2,712mn.

2) **Reclassification of service revenue from 1Q09 to date** – AIS reclassified the breakdown of service revenue in new definition below. Please note that total service revenue remained unchanged, only the breakdown of revenue was reclassified.
   - Voice revenue includes any domestic and international voice usage generated by postpaid, prepaid subscribers and corporate subscribers
   - Non-voice revenue includes SMS, MMS, GPRS, content, enterprise data, mobile advertising, WAP, JAVA, ringback tone.
   - International roaming revenue is accounted for inbound roaming revenue only (revenue generated by foreign roamers using AIS network).
   - Other revenue includes international call (IDD) and other telecommunication services under subsidiaries.

3) **Reclassification of cost from 1Q09 to date** - Some costs related to call center was reclassified as cost of services from previously booked under SG&A (Administrative expenses). The revision was made to the consolidated income statement ending 31 March 2009 and 31 March 2010.


AIS
With you, Always

FINANCIAL RESULT

Table 1 – Revenue* reclassified of breakdown (Bt million) / (% to total service revenue excluded IC)

	1Q09		4Q09		1Q10		YoY	QoQ
Voice revenue	16,230	79.0%	16,210	76.8%	16,429	75.5%	1.2%	1.4%
Postpaid (voice)	4,401	21.4%	4,422	21.0%	4,422	20.3%	0.5%	0.0%
Prepaid (voice)	11,830	57.6%	11,788	55.9%	12,007	55.2%	1.5%	1.9%
Non-voice revenue	2,627	12.8%	3,272	15.5%	3,588	16.5%	36.6%	9.7%
International roaming	734	3.6%	698	3.3%	683	3.1%	-6.9%	-2.1%
Others (IDD, other fees)	954	4.6%	921	4.4%	1,050	4.8%	10.0%	14.1%
Total service revenue excl. IC	**20,546**	**100.0%**	**21,100**	**100.0%**	**21,751**	**100.0%**	**5.9%**	**3.1%**
Total sales	**2,033**		**1,372**		**1,728**		**-15.0%**	**25.9%**

Table 2 – Interconnection (Bt million) / (% to total revenue)

	1Q09		4Q09		1Q10		YoY	QoQ
Interconnection revenue	3,721	14.1%	3,511	13.5%	3,486	12.9%	-6.3%	-0.7%
Interconnection cost	3,447	13.1%	3,390	13.0%	3,428	12.7%	-0.6%	1.1%
Net interconnection	**273**	**1.0%**	**122**	**0.5%**	**58**	**0.2%**	**-78.8%**	**-52.4%**

Table 3 – Cost of services ex IC and sales (Bt million) / (% to total revenue)

	1Q09		4Q09		1Q10		YoY	QoQ
Network amortization	4,597	17.5%	4,829	18.6%	4,689	17.4%	2.0%	-2.9%
Base station rental & utility	651	2.5%	654	2.5%	694	2.6%	6.6%	6.1%
Maintenance	428	1.6%	282	1.1%	306	1.1%	-28.5%	8.4%
Other cost of services	965	3.7%	1,082	4.2%	877	3.3%	-9.1%	-18.9%
Cost of sales	1,988	7.6%	1,151	4.4%	1,444	5.4%	-27.4%	25.5%
Total cost of services ex IC and sales	**8,629**	**32.8%**	**7,998**	**30.8%**	**8,010**	**29.7%**	**-7.2%**	**0.1%**

Table 4 – SG&A (Bt million) / (% to total revenue)

	1Q09		4Q09		1Q10		YoY	QoQ
Marketing expense	519	2.0%	906	3.5%	302	1.1%	-41.7%	-66.6%
General administrative & staff cost	1,692	6.4%	1,865	7.2%	1,727	6.4%	2.1%	-7.4%
Bad debt provision	182	0.7%	202	0.8%	158	0.6%	-13.5%	-22.0%
Total SG&A	**2,393**	**9.1%**	**2,973**	**11.4%**	**2,187**	**8.1%**	**-8.6%**	**-26.4%**
% Bad debt to postpaid revenue	**3.5%**		**3.6%**		**2.8%**			

Table 5 – EBITDA (Bt million) / (% to total revenue)

	1Q09		4Q09		1Q10		YoY	QoQ
Operating Profit	6,849	26.0%	6,477	24.9%	7,984	29.6%	16.6%	23.3%
Depreciation of PPE	765	2.9%	894	3.4%	816	3.0%	6.7%	-8.8%
Amortization	4,075	15.5%	4,186	16.1%	4,115	15.3%	1.0%	-1.7%
(Gain)/Loss on disposal of PPE	-1	0%	2	0%	93	0.3%		
Management Benefit	-17	-0.1%	-23	-0.1%	-20	-0.1%	19.0%	-13.5%
Other financial cost	-20	-0.1%	-17	-0.1%	-27	-0.1%	37.9%	55.4%
EBITDA	**11,652**	**44.3%**	**11,520**	**44.3%**	**12,961**	**48.1%**	**11.2%**	**12.5%**

Table 6 – Financial cost (Bt million) / (% to total revenue)

	1Q09		4Q09		1Q10		YoY	QoQ
Interest expense	488	1.9%	427	1.6%	404	1.5%	-17.2%	-5.3%
Other financial costs	20	0.1%	17	0.1%	27	0.1%	37.9%	55.4%
Total financial cost	**508**	**1.9%**	**444**	**1.7%**	**431**	**1.6%**	**-15.0%**	**-2.9%**


AIS
With you, Always

Revenue

Voice revenue

continued to recover from the last quarter, grew 1.2% YoY and 1.4% QoQ from the bottom of the latest economic downturn. By segment, prepaid voice revenue grew 1.5% YoY and 1.9% QoQ from improvement in overall usage while postpaid voice revenue relatively flat 0.5% YoY and 0% QoQ from continued acquisition of quality subscribers from the Mix & Match program.

Non-voice revenue

surged 36.6% YoY and 9.7% QoQ. The key driver was mobile data (EDGE/GPRS usage) which grew strongly by 88.8% YoY and 13.7% QoQ, and represented the largest portion at 34% of total non-voice revenue. Mobile data subscribers reached 5.7mn in 1Q10 from 5.3mn in the last quarter and 4.7mn in 1Q09. The growth reflected continued rising demand for mobile internet connectivity and growing popularity of social networking. This resulted in 1) surging Net SIM users to 400k from 270k in 2009 thanks to wider consumers' adoption as AIS is penetrating through IT channels, 2) continuing built-up of Blackberry subscribers reaching 140k as of 1Q10 from 100k in 2009, in line with the 200k target for 2010, 3) increasing data package subscription as well as more viewers and higher usage of TV on Mobile during political unrest period. Content was also a key growth contribution with 63.3% YoY and 17.6% QoQ particularly serving demand for horoscope and news alert as a result of political turmoil. SMS grew 5.4% YoY and 28.3% QoQ from the New Year greeting season together with economic recovery.

International roaming revenue

dropped 6.9% YoY and 2.1% QoQ which was soften from discount request from foreign operators. The IR revenue in March obviously declined from lower inbound tourists due to political unrest.

Others service revenue

mainly comprised of international call (IDD), increased 10% YoY and 14.1% QoQ from promoting of "00500", a new IDD service offering cheaper alternative to the original "005" service.

Sales revenue

Although the sales revenue dropped 15% YoY due to change in Nokia's distribution policy, the sales margin increased to 16.4% from 2.2% in 1Q09 from more sales proportion of air cards and Blackberry. On QoQ basis, sales revenue improved to Bt1,728mn, 25.9% thanks to smartphones and air-cards boom.

Net IC

continuously decreased to Bt58mn, 78.8% YoY and 52.4% QoQ. This resulted from higher outgoing calls to other operators as AIS has been promoting flat rate charges, while incoming calls from other operators were also lower due to their on-net campaign.

Cost of Service and Sales

Revenue sharing expense

increased 7.5% YoY and 4% QoQ from higher service revenue in this quarter.

Network amortization

slightly increased 2% YoY from shorter BTO contract time remaining. However, the amortization relatively decreased 2.9% QoQ as some of asset fully amortized.

Maintenance cost

decreased 28.5% YoY from cost control program started since 2Q09. However, the maintenance cost increased 8.4% QoQ because of a reversal of spare-part write-off in 4Q09. With common size assessment, current maintenance cost was kept at 1.1% of total revenue which was flat compared to 4Q09 but declined from 1.6% in 1Q09.

Base rental and utility cost

was at Bt694mn in 1Q10, relatively higher 6.6% YoY and 6.1% QoQ. This increment came from higher number of cell sites, despite of limited network expansion, which reached 15.4k in 1Q10, compared to 14.8k in 1Q09 and 15.3k in 4Q09.

Expense

Marketing expense

decreased to Bt302mn by 41.7% YoY as AIS had huge campaign on corporate icon "Oon Jai" in 1Q09 and lower-than-expected "Oon Jai redemption point". On QoQ basis, marketing expense dropped 66.6% from seasonal high expense in the fourth quarter. YTD marketing expense to total revenue ratio was only 1.1%, compared to the budget 3% spending for full year. The spending is normally highest toward the end of the year following festive seasons.

Administrative expense

consisting of staff cost and general administrative expense, was Bt1,727mn, increased 2.1% YoY from higher staff cost. On QoQ basis general administrative expense declined 7.4% due to lower staff cost.

Bad debt provision expense

was Bt158mn decreasing 13.5% YoY and 22% QoQ from improved quality of postpaid subscribers over time. Bad debt to postpaid revenue was 2.9% in 1Q10 better than 3.6% in 1Q09 and 3.5% in 4Q09.

Interest expense

decreased to Bt404mn or 17.2% YoY and 5.3% QoQ. Outstanding interest bearing debt was down to Bt35,639mn compared to Bt39,084mn in 1Q09 and Bt35,654mn in 4Q09. The lower interest expense came from lower outstanding debt.

Result

EBITDA

was higher at Bt12,961mn, increased 11.2% YoY and 12.5% QoQ. This increment came from 1) 2.5% YoY and 3.8% QoQ higher revenue, 2) lower overall cost of services and sales 1.6% YoY but slightly increased 1.5% QoQ, 3) lower SG&A 8.6% YoY and 26.3% QoQ.

Foreign Exchange

posted a net loss of Bt66mn due to a strong Baht currency appreciation against USD and Euro on foreign currency deposit. AIS normally keeps a small amount of foreign currency deposit incurred from international roaming revenue received from foreign operators for natural hedge purpose i.e. hedging against foreign currency procurement.


AIS
With you, Always

Goodwill impairment
was recorded at Bt390mn in 1Q10 for impairment of DPC goodwill. In 4Q08, the DPC goodwill of Bt3,553mn was once impaired so that the DPC goodwill left on the balance sheet was Bt3,102mn. After impairment of DPC goodwill in 1Q10, the remaining DPC goodwill is Bt2,712mn and is expected to be impaired quarterly from now until the end of BTO contract in 2013. The DPC impairment was from the shorter remaining time of BTO contract of DPC.

Interest income
was Bt103mn in 1Q10 decreased 14.9% YoY from lower interest rate despite of higher cash position. However, the interest income increased 46.8%QoQ from higher cash deposit.

Net income
was Bt4,972mn in 1Q10 increased 8.9% YoY and 21.1% QoQ. Excluding special items, normalized net income was at Bt5,362mn, increased 17.4% YoY and 23.9% QoQ. Higher revenue and lower expense contributed to higher profit margin at 18.4% compared to 17.4% in 1Q09 and 15.8% in4Q09.

Table 7 - Consolidated (Bt million)	Where	1Q09	4Q09	1Q10	YoY	QoQ
Net income		**4,567**	**4,106**	**4,972**	**8.9%**	**21.1%**
Add: Impairment of DPC goodwill	*Impairment loss*	-	-	390		
Impairment loss on ADC asset	*Impairment loss*	-	222	-		
Normalized net income		**4,567**	**4,328**	**5,362**	**17.4%**	**23.9%**

BALANCE SHEET STRUCTURE

Total asset
increased 6.1% from the last quarter to Bt132,653m due to higher cash offset by lower on network and PPE. Cash rose to Bt35,685m from strong free cash flow generation.

Interest bearing debt
was relatively the same at Bt35,639m. Bt 493mn debt repayment, due in 2010, will be paid in 2nd and 4th quarter. Average cost of debt was remained at 4.8% with all foreign debt fully hedged.

Equities
increased 7.1% from the last quarter from higher retained earnings. Unappropriated retained earnings of 1Q10 was Bt51,119mn compared to Bt46,146mn of 4Q09.

Table 8 - Balance Sheet	(Bt Million) / (% to total asset)			
	4Q09		1Q10	
Cash	25,167	20.1%	35,685	26.9%
ST investment	44	0.0%	1,954	1.5%
Trade receivable	5,773	4.6%	5,604	4.2%
Inventories	629	0.5%	759	0.6%
Others	1,958	1.6%	2,097	1.6%
Current Asset	**33,571**	**26.9%**	**46,099**	**34.8%**
Networks and PPE	69,715	55.8%	65,774	49.6%
Intangible asset	6,286	5.0%	5,806	4.4%
Defer tax asset	10,052	8.0%	9,997	7.5%
Others	5,402	4.3%	4,977	3.8%
Total Assets	**125,026**	**100.0%**	**132,653**	**100.0%**
Trade accounts payable	2,729	2.2%	3,448	2.6%
CP of LT loans	497	0.4%	482	0.4%
Accrued R/S expense	3,070	2.5%	4,280	3.2%
Others	10,287	8.2%	11,555	8.7%
Current Liabilities	**16,583**	**13.3%**	**19,764**	**14.9%**
Total interest-bearing debt	35,654	28.5%	35,639	26.9%
Total Liabilities	**53,215**	**42.6%**	**55,762**	**42.0%**
Total Equity	71,811	57.4%	76,890	58.0%

Liquidity
in term of current ratio as at 1Q10 was relatively the same as at 4Q09. On Y-o-Y basis, current ratio was improved from 1.73 in 1Q09 to 2.33 in 1Q10. Higher cash and lower current portion of long-term debt were the main factors for the higher current ratio.

Capital structure
remained strong with total liability to equity at 0.73. Plenty of cash enhanced company into net cash position. The net cash position will be changed once the company pay dividend of Bt8.30 per share on April 30th, 2010.

Table 9 – Key Financial Ratio	1Q09	4Q09	1Q10
Debt ratio	0.43	0.42	0.42
Net debt to equity	0.12	0.15	0.00
Net debt to EBITDA	0.19	0.23	0.00
Total liabilities to equity	0.76	0.74	0.73
Current ratio	1.73	2.02	2.33
Interest coverage	14.0	15.2	19.7
DSCR	5.6	14.6	17.3
ROE (%)	23.4%	22.9%	25.9%

Table 10 – Debt Repayment Schedule (Bt Million)	Debenture	Long term loan
1Q10	-	-
2Q10	-	246.5
3Q10	-	-
4Q10	-	246.5
2011	4,000	9,978
2012	5,000	493
2013	8,000	493
2014	2,500	2,939
2015	-	493
2016	-	493
2017	-	493
2018	-	247


AIS
With you, Always

CASH FLOW

For 1Q10, AIS cash flow position remained solid. Free cash flow (EBITDA-CAPEX) was Bt12.2bn compared to Bt8.5bn in 1Q09, improving 42.7% y-o-y, supported by lower capex coupled with higher EBITDA. Capex significantly declined by 74.3%yoy from Bt3.1bn in 1Q09 to Bt805mn in 1Q10 out of the Bt6.2bn target for 2010. The use of Bt6.2bn capex is subject to customer needs particularly an increasing demand for data usage. Moreover, the company continued to generate sustained operating cash flow before change in working capital at Bt13.1bn in 1Q10 which increased from Bt12.3bn in 1Q09.

Table 11 – Source and use of fund : 1Q10			(Bt. Million)
Source of Fund		**Use of Fund**	
Operating CF before change in working capital	13,136	CAPEX & Fixed assets	805
Interest received	85	Finance cost paid	376
Share capital and share premium	77	Cash increase	10,443
Changes in working capital	339	Payment of finance lease	7
		Investment related	2,006
Total	**13,637**	**Total**	**13,637**

FY2010 MANAGEMENT OUTLOOK & STRATEGY

FY2010 Guidance	
Free cash flow (EBITDA – CAPEX)	12% y-o-y
Service revenue	+3% excluding interconnection revenue
EBITDA margin	44%
Capex	Bt6.2bn cash capex (including 3G 900MHz)

Telecom industry in FY2010 is expected to grow 3% following economic recovery domestically and globally. Domestic usage is expected to improve as consumption slightly recovers while agricultural sector will again this year, similar to 2008, see a positive turn from rising farm prices which will also increase the spending from the upcountry market. International roaming traffic, majority of which comes from foreign roamers, is also expected to increase as tourist forecast rises. International call however will experience a more aggressive pricing pressure as already been witnessed during the 4Q09.

Data service becomes a key growth driver while voice growth remains stagnant. Overall penetration will be over 100% with market net additional subscribers of 3-4m for 2010. With merely 5% subscriber growth, competition on voice market is hence expected to be relatively benign. Market of data or non-voice service has shown its potential rising demand particularly for personal mobile internet connectivity. Data revenue is expected to grow 20% y-o-y from increasing number of active subscribers as well as higher usage per subscriber. Key drivers are the trend of online/mobile social networking as well as the limited availability of landline internet access.

Company expects to grow free cash flow by 12% y-o-y
due to lower capex to 6.2bn from 9.9bn in FY09. Majority of cost efficiency programs has already been implemented since 2008-09, hence further cost cutting would be relatively minimal. Only certain areas such as cost of refill cards can be further reduced as we move to refill-on-mobile. In addition, to support the potential growth on data service, certain network operating expenses will also be required. Net interconnection revenue is also expected in a range of 400-700m, lower than 2009 level. As a result, consolidated EBITDA margin is expected to be 44%.

Handset sales are expected to be flat despite of improving consumer demand as competition on market for low-end handset has heightened. Sales strategy will move to focus on smart phones and mobile data aircard which produce better margin. Handset business remains as a vital part to support overall strategy for AIS on growing mobile service and to support the future launch of 3G service.

3G license timeline remains uncertain as the authority of the National Telecommunications Commission (NTC) is the overhang issue. In the meantime, AIS is seeking an alternative to provide customers an experience on 3G by launching commercially 3G on the existing 900MHz frequency in a few key areas such as two major shopping complex in Bangkok, and other key provincial cities like Chiang Mai, Chonburi, and Hua Hin. These will keep AIS brand equity as market leader committing to bring new technology to the consumers.

Capital management will only be considered once the Company has a clearer view on the timeline of the potential 3G license on 2.1GHz which would affect the long-term capex plan and cash needs. At present, the Company's dividend policy is to pay no less than 40% of net profit given the Company can maintain its credit rating from TRIS at AA.


AIS
With you, Always

OPERATIONAL DATA

Subscribers	1Q09	2Q09	3Q09	4Q09	1Q10
GSM Advance	2,586,300	2,672,200	2,755,600	2,835,800	2,878,500
GSM 1800	76,900	78,300	79,000	78,900	78,300
Postpaid	2,663,200	2,750,500	2,834,600	2,914,700	2,956,800
Prepaid	24,918,600	25,151,500	25,447,700	25,858,200	26,552,400
Total subscribers	27,581,800	27,902,000	28,282,300	28,772,900	29,509,200
Net additions					
Postpaid	51,200	87,300	84,100	80,100	42,100
Prepaid	220,400	232,900	296,200	410,500	694,200
Total net additions	271,600	320,200	380,300	490,600	736,300
Churn rate (%)					
Postpaid	2.0%	2.0%	2.2%	2.2%	2.3%
Prepaid	4.8%	4.9%	5.0%	5.2%	4.7%
Blended	4.6%	4.7%	4.8%	4.9%	4.4%
Subscriber market share					
Postpaid	41%	41%	42%	42%	N/A
Prepaid	44%	44%	44%	44%	N/A
Total	44%	44%	44%	44%	N/A
ARPU excl. IC (Bt(					
GSM Advance	678	645	641	660	657
GSM 1800	636	631	622	623	610
Postpaid	677	645	640	659	655
Prepaid	195	188	184	192	193
Blended	241	232	229	239	240
ARPU incl. net IC (Bt)					
GSM Advance	634	605	600	619	617
GSM 1800	620	615	605	604	593
Postpaid	634	605	600	619	617
Prepaid	203	196	191	198	198
Blended	244	236	232	240	240
MOU (minutes: billable outgoing only)					
GSM Advance	533	529	522	535	524
GSM 1800	480	470	469	492	483
Postpaid	531	527	521	534	523
Prepaid	243	239	240	255	263
Blended	271	267	268	283	289
Traffic					
% outgoing to total minute	48%	48%	48%	49%	48%
% on-net to total outgoing minute	77%	78%	79%	79%	80%

ปี.


AIS
With you, Always

QUARTERLY REVIEW OF TARIFF PLANS

Prepaid plans

Freedom SIM	▪ SIM price: Bt99, validity: Bt200 for 30 days ▪ Subscriber can choose only 1 out of 5 options: 1. **2425 (main promotion)** Call within AIS Bt2 for first minute, Bt0.25 thereafter Call to other network Bt1/minute 2. **Boo Lim** Make a call at normal rate, when call reach bt5/day get half rate for next call within that day; Call within AIS network: Bt0.50/minute (from normal rate at bt1/minute) Call to other networks: Bt0.75/minute (from normal rate at bt1.50/minute) 3. **12Hrs Super Save** Call within AIS between 10pm-10am: Bt0.15/minute Call within AIS between 10am-10pm and other networks: Bt1/minute 4. **X2 Super Save** Call within AIS between 11pm-5pm: Bt0.55/minute, Call within AIS between 5pm-11pm and other networks: Bt1/minute 5. **All Networks** Call to all networks: Bt0.97/minute
2-5-5-3	▪ Validity: Bt300 for 30 days ▪ Call within AIS between 8am-5pm: Bt3 for the first 5 minutes, Bt1.25/minute thereafter ▪ Call within AIS between 5pm-8am and other networks: Bt1.25/minute
Get Jobs	▪ Monthly fee: Bt29, validity: Bt300 for 30 days ▪ Call within AIS between 8am-5pm: Bt2/call Call within AIS between 5pm-apm and call to other networks: Bt1.50/minute
NET SIM	▪ Validity: Bt100 for 30 days ▪ Free GPRS 30 Hrs., Bt1/minute for exceed minutes, Call charge Bt1.25/minute
BlackBerry One day/BlackBerry Unlimited (on top package)	▪ Monthly fee: Bt30/Bt650 ▪ Unlimited GPRS 1 day/30 days
BlackBerry Chat + FaceBook/ BlackBerry Chat + Email (on top package)	▪ Monthly fee: Bt300 ▪ Unlimited BlackBerry Chat and FaceBook/Unlimited BlackBerry Chat and Email

Postpaid plans

Basic 200/400/600	▪ Monthly fee: Bt200/400/600 ▪ Free call 200/400/600 minutes, Bt.1.50/minute to all networks
NET SIM 99/149/399/500/999	▪ Monthly fee: Bt99/149/399/500/999 ▪ Free GPRS 30/50/140/250/Unlimited Hrs., Bt1/minute for exceed minutes ▪ Call charge Bt1.25/minute
Smartphone 750/1,100	▪ Monthly fee: Bt750/1,100 ▪ Free call or GPRS Bt750/1,100 ▪ GPRS charge Bt1/0.60 per MB, Call Charge Bt1/minute
BlackBerry SIM	▪ Monthly fee: Bt650 ▪ Unlimited GPRS, ▪ Call Charge Bt1.25/minute
BlackBerry Chat + FaceBook/BlackBerry Chat + Email (on top package)	▪ Monthly fee: Bt300 ▪ Unlimited BlackBerry Chat and FaceBook/ Unlimited BlackBerry Chat and Email
BlackBerry 400/Unlimited (on top package)	▪ Monthly fee: Bt400/650 ▪ Free GPRS 10MB/Unlimited, Bt0.1/KB for exceed usage


AIS
With you, Always

ARPU DEFINITION

In accordance with the international practice, we have adjusted ARPU disclosure to better reflect all revenues generated from the mobile network. We believe the new definition should provide a more transparent representation of our reported service revenue and maintain the conservative approach of recognizing revenue on the net basis. The revenue items included in the calculation of ARPU figures are based on consolidated revenue according to the Thai accounting standard. The ARPU definition is outlined accordingly.

	ARPU exclude IC	ARPU include IC
Definition	Consolidated service revenue exclude international call revenue from AIN and interconnection revenue divided by average of subscribers at the beginning and ending period. = Service revenue - AIN revenue - Gross IC revenue (beg.sub + end.sub) / 2	Consolidated service revenue exclude international call revenue from AIN divided by average of subscribers at the beginning and ending period. = Service revenue - AIN revenue - Gross IC revenue + Net IC revenue (beg.sub + end.sub) / 2
Revenue composition	☑ Voice ☑ Value-added service (call management, SMS, MMS, data) ☑ International roaming ☑ International call via CAT, TOT ☑ Others ☐ Net interconnection revenue ☐ International call via AIN (AIS subsidiary) All categories are net of third-party sharing and commission	☑ Voice ☑ Value-added service (call management, SMS, MMS, data) ☑ International roaming ☑ International call via CAT, TOT ☑ Others ☑ Net interconnection revenue ☐ International call via AIN (AIS subsidiary) All categories are net of third-party sharing and commission

From 1Q08 onward, disclosure of ARPU is based on new definition (net all-in) only. Disclosure of "ARPU net voice + value-added service" is discontinued

GLOSSARY OF TERMS AND DEFINITIONS

Operational data

Subscriber	Number of registered SIM at ending period whose status is not defined as churn
Postpaid churn	Subscribers whose payment status is overdue more than 45 days from due date
Prepaid churn	Subscribers who do not make a refill within 37 days after validity expires
Net additions	Change of number of subscribers and ending period from the beginning period
ARPU excl. IC	Consolidated service revenue exclude international call revenue from AIN divided by average of subscriber at the beginning and ending period. It includes voice revenue, value-added services, international roaming, international call and other revenues such as national roaming, broadband and transmission
ARPU incl. IC	Including net interconnection (IC revenue – IC cost)
MOU	Number of billed outgoing minutes generated from voice call including international call usage and SMS divided by average subscriber
Churn rate	Number of subscriber disconnections in the period divided by the sum of gross new subscribers in the period and the subscribers at the beginning period
Voice	Any domestic and international voice usage generated by postpaid, prepaid subscribers and corporate subscribers
International roaming	Inbound roaming revenue only (revenue generated by foreign roamers using AIS network).
IDD	International call (IDD) and other telecommunication services under subsidiaries.
Non-voice (data)	Includes all non-voice services e.g. SMS, MMS, GPRS, ring-back tone, infotainment and data transmission; exclude call management service e.g. call forward, conference call, call divert

Financial data

EBITDA margin	Operating profit before depreciation, amortization, and allowance for impairment as a percentage to total revenue
Interest Coverage	Operating profit for the period divided by Interest expense for the period
DSCR	Debt service coverage ratio calculated from EBITDA after tax divided by repayment of short-term borrowings and current portion of long-term borrowings and debentures and interest paid for the period
Net Debt / EBITDA	Short-term and long-term interest-bearing debts minus cash divided by EBITDA
Net Debt / Equity	Short-term and long-term interest-bearing debts minus cash divided by total shareholder's equity at ending period
Interest-bearing Debt to Equity	Short-term and long-term interest-bearing debts divided by total shareholder's equity at ending period
Total Liabilities to Equity	Total liabilities at ending period divided by total shareholder's equity at ending period
Debt Ratio	Total liabilities at ending period divided by total assets at ending period
Free cash flow to EV	(EBITDA – capex – tax) / (market capitalization + book value of net debt)
Free cash flow (FCF)	Up to 2009 FCF = Operating Cash Flow after Working Capital – CAPEX; From 2010 onward, FCF = EBITDA – CAPEX

Shin Corporation Public Company Limited and its Subsidiaries

Interim financial statements
and
Review Report of Certified Public Accountant

For the three-month period ended
31 March 2010



KPMG Phoomchai Audit Ltd.
Empire Tower, 50th-51st Floors
195 South Sathorn Road
Bangkok 10120, Thailand

บริษัท เคพีเอ็มจี ภูมิไชย สอบบัญชี จำกัด
ชั้น 50-51 เอ็มไพร์ทาวเวอร์
195 ถนนสาทรใต้
กรุงเทพฯ 10120

Tel : 66 (2) 677 2000
Fax: 66 (2) 677 2222
www.kpmg.co.th

Review Report of Certified Public Accountant

To the Board of Directors of Shin Corporation Public Company Limited

I have reviewed the accompanying consolidated and separate balance sheets as at 31 March 2010, and the related statements of income, changes in equity and cash flows for the three-month periods ended 31 March 2010 and 2009 of Shin Corporation Public Company Limited and its subsidiaries, and of Shin Corporation Public Company Limited, respectively. The Company's management is responsible for the correctness and completeness of information presented in these financial statements. My responsibility is to issue a report on these financial statements based on my reviews.

I conducted my reviews in accordance with the auditing standard on review engagements. This Standard requires that I plan and perform the review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data and thus provides less assurance than an audit in accordance with generally accepted auditing standards. I have not performed an audit and, accordingly, I do not express an audit opinion on the reviewed financial statements.

Based on my reviews, nothing has come to my attention that causes me to believe that the financial statements referred to above are not presented fairly, in all material respects, in accordance with generally accepted accounting principles.

As mentioned in notes 2 (b) and 12 (d) to the financial statements as at 31 March 2010, ITV Public Company Limited ("ITV")'s current liabilities exceed its current assets by an amount of Baht 3,142 million and there is a deficit in excess of the share capital of an amount of Baht 3,142 million and ITV's Television Broadcasting Station under a UHF Radio-Television Broadcasting Agreement ("Operating Agreement") was revoked by the Office of the Permanent Secretary of the Office of the Prime Minister ("PMO") as ITV did not pay the unpaid operating fee totaling Baht 2,210 million and the interest on the total unpaid operating fee at 15% per annum including the penalty arising from the alteration of television programming of Baht 97,760 million and adjust television programs fee. Subsequently, ITV ceased its operations and delivered their assets under the operating agreement to PMO. ITV has filed statements of claim regarding the unpaid operating fees totaling Baht 2,210 million plus the interest and adjust television programs fee to the arbitration process. These events indicate a material uncertainty which may cast significant doubt on ITV's ability to continue as a going concern.



I have previously audited the consolidated and separate financial statements for the year ended 31 December 2009 of Shin Corporation Public Company Limited and its subsidiaries, and of Shin Corporation Public Company Limited, respectively, in accordance with generally accepted auditing standards and expressed an unqualified opinion on those financial statements in my report dated 22 February 2010. However, I drew attention to the fact that PMO had revoked the Operating Agreement of ITV as described in note 2(b) - first paragraph to the financial statements. I have not performed any auditing procedures since that date. The consolidated and separate balance sheets as at 31 December 2009, which are included in the accompanying financial statements for comparative purposes, are components of those financial statements.

(Winid Silamongkol)
Certified Public Accountant
Registration No. 3378

KPMG Phoomchai Audit Ltd.
Bangkok
13 May 2010

Shin Corporation Public Company Limited and its Subsidiaries

Balance sheets

As at 31 March 2010 and 31 December 2009

Assets	*Note*	Consolidated financial statements 31 March 2010 (Unaudited)	Consolidated financial statements 31 December 2009	Separate financial statements 31 March 2010 (Unaudited)	Separate financial statements 31 December 2009
		(in thousand Baht)			
Current assets					
Cash and cash equivalents		3,005,080	1,791,392	1,204,151	897,125
Current investments		1,464,816	1,915,828	334,733	721,166
Trade accounts, notes receivable and accrued income, net	*3, 4*	1,222,638	1,381,070	-	-
Amounts due from, advances and loans to related parties	*3*	1,851	1,102	-	-
Inventories, net		369,364	432,648	-	-
Other current assets		396,925	501,532	14,589	17,655
Total current assets		**6,460,674**	**6,023,572**	**1,553,473**	**1,635,946**
Non-current assets					
Investments in subsidiaries, associates and jointly-controlled entities, net	*5*	32,957,245	30,739,709	12,502,396	12,502,396
Long-term investments		227,435	226,048	227,435	226,048
Property and equipment, net	*6*	5,843,165	6,114,117	29,795	29,190
Property and equipment under operating agreements, net	*6*	15,194,571	15,527,562	-	-
Intangible assets, net	*6*	1,345,970	1,381,171	8,140	8,920
Deferred tax assets		936,728	868,081	-	-
Other non-current assets		670,721	659,905	5,306	5,285
Total non-current assets		**57,175,835**	**55,516,593**	**12,773,072**	**12,771,839**
Total assets		**63,636,509**	**61,540,165**	**14,326,545**	**14,407,785**


SHIN
CORPORATION
SHIN CORPORATION PUBLIC COMPANY LIMITED

The accompanying notes are an integral part of these financial statements.

Shin Corporation Public Company Limited and its Subsidiaries

Balance sheets

As at 31 March 2010 and 31 December 2009

Liabilities and equity	Note	Consolidated financial statements 31 March 2010 (Unaudited)	Consolidated financial statements 31 December 2009	Separate financial statements 31 March 2010 (Unaudited)	Separate financial statements 31 December 2009
		(in thousand Baht)			
Current liabilities					
Bank overdrafts and short-term loans from financial institutions	*7*	8,018	81,338	-	-
Trade accounts and notes payable		562,726	676,584	840	840
Accounts payable - equipment		729,341	152,078	-	-
Amounts due to related parties		3,707	2,854	1,050	2,618
Current portion of long-term borrowings	*7*	802,569	637,383	407	-
Accrued operating agreement fees		631,687	646,055	-	-
Provision for unpaid operating agreement fee and interest	*12 (d)*	4,263,195	4,156,325	-	-
Income tax payable		140,060	116,903	-	-
Other current liabilities		1,305,642	783,968	22,979	45,930
Total current liabilities		**8,446,945**	**7,253,488**	**25,276**	**49,388**
Non-current liabilities					
Long-term borrowings	*7*	7,900,146	8,076,017	2,669	-
Deferred tax liabilities		142,416	145,589	-	-
Long-term account payable - property and equipment		155,459	761,252	-	-
Other non-current liabilities		114,504	121,520	-	-
Total non-current liabilities		**8,312,525**	**9,104,378**	**2,669**	**-**
Total liabilities		**16,759,470**	**16,357,866**	**27,945**	**49,388**


SHIN
CORPORATION
SHIN CORPORATION PUBLIC COMPANY LIMITED

The accompanying notes are an integral part of these financial statements.

Shin Corporation Public Company Limited and its Subsidiaries

Balance sheets

As at 31 March 2010 and 31 December 2009

Liabilities and equity	*Note*	**Consolidated financial statements** 31 March 2010 (Unaudited)	**Consolidated financial statements** 31 December 2009	**Separate financial statements** 31 March 2010 (Unaudited)	**Separate financial statements** 31 December 2009
		(in thousand Baht)			
Equity					
Share capital	8				
Authorised share capital		5,000,000	5,000,000	5,000,000	5,000,000
Issued and paid-up share capital		3,201,067	3,201,067	3,201,067	3,201,067
Share premium	8	10,197,304	10,197,304	10,197,304	10,197,304
Unrealised gain on dilution of investments in subsidiaries and an associate		4,184,332	4,176,482	-	-
Unrealised gain (loss) from revaluation of investments		8,152	7,116	308	(72)
Currency translation differences		(88,815)	(58,842)	-	-
Retained earnings					
Appropriated					
Legal reserve		500,000	500,000	500,000	500,000
Unappropriated		19,798,500	17,946,899	399,921	460,098
Total equity attributable to equity holders of the Company		**37,800,540**	**35,970,026**	**14,298,600**	**14,358,397**
Minority interests		9,076,499	9,212,273	-	-
Total equity		**46,877,039**	**45,182,299**	**14,298,600**	**14,358,397**
Total liabilities and equity		**63,636,509**	**61,540,165**	**14,326,545**	**14,407,785**


SHIN
CORPORATION
SHIN CORPORATION PUBLIC COMPANY LIMITED

The accompanying notes are an integral part of these financial statements.

Shin Corporation Public Company Limited and its Subsidiaries

Statements of income

For the three-month periods ended 31 March 2010 and 2009 (Unaudited)

	Note	Consolidated financial statements		Separate financial statements	
		2010	2009	2010	2009
		(in thousand Baht)			
Revenues					
Revenues from sales of goods and rendering of services		2,004,394	2,072,404	-	-
Other income	*10*	43,303	28,957	6,079	12,665
Share of profit of associates		2,134,151	2,038,274	-	-
Total revenues		**4,181,848**	**4,139,635**	**6,079**	**12,665**
Expenses					
Cost of sales of goods and rendering of services		1,614,361	1,674,344	-	-
Operating agreement fees		125,979	135,280	-	-
Loss on provision for interest on unpaid operating agreement fees	*12(d)*	106,870	106,578	-	-
Selling expenses		53,836	47,014	-	-
Administrative expenses		358,520	352,518	46,305	45,118
Net foreign exchange loss		28,990	110,164	-	-
Management benefit expenses		33,560	42,846	19,920	28,881
Total expenses		**2,322,116**	**2,468,744**	**66,225**	**73,999**
Profit (loss) before finance costs and income tax expense		**1,859,732**	**1,670,891**	**(60,146)**	**(61,334)**
Finance costs		(123,527)	(133,730)	(31)	(16)
Profit (loss) before income tax expense		**1,736,205**	**1,537,161**	**(60,177)**	**(61,350)**
Income tax expense		23,831	76,823	-	-
Profit (loss) for the period		**1,760,036**	**1,613,984**	**(60,177)**	**(61,350)**
Attributable to:					
Equity holders of the Company		1,851,601	1,746,607	(60,177)	(61,350)
Minority interests		(91,565)	(132,623)	-	-
		1,760,036	**1,613,984**	**(60,177)**	**(61,350)**
Earnings (loss) per share (Baht)	*11*				
Basic		0.58	0.50	(0.02)	(0.02)
Diluted		0.58	0.50	(0.02)	(0.02)

SHIN CORPORATION

บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)

SHIN CORPORATION PUBLIC COMPANY LIMITED

The accompanying notes are an integral part of these financial statements.

Shin Corporation Public Company Limited and its Subsidiaries

Statements of changes in equity

For the three-month periods ended 31 March 2010 and 2009 (Unaudited)

	Consolidated financial statements									
	Equity attributable to equity holders of the Company									
						Retained earnings				
	Issued and paid-up share capital	Premium on share capital	Unrealised gain on dilution from investments	Unrealised gain from revaluation of investments	Currency translation differences	Legal reserve	Unappro - priated	Total equity attributable to equity holders of the Company	Minority interests	Total equity
	(in thousand Bath)									
Balance at 1 January 2009 as previously reported	3,201,067	10,197,304	4,088,352	26	(55,665)	500,000	19,133,558	37,064,642	9,495,804	46,560,446
Prior year adjustment										
Unrealised gain from revaluation of investment	-	-	-	4,540	-	-	-	4,540	-	4,540
Balance at 1 January 2009 as restated	3,201,067	10,197,304	4,088,352	4,566	(55,665)	500,000	19,133,558	37,069,182	9,495,804	46,564,986
Unrealised gain on dilution of investments in subsidiaries and an associate	-	-	-	398	-	-	-	398	-	398
Translation of financial statement difference	-	-	-	-	10,449	-	-	10,449	-	10,449
Minority interests increased during the period	-	-	-	-	-	-	-	-	15,677	15,677
Net income recognised directly in equity	-	-	-	398	10,449	-	-	10,847	15,677	26,524
Profit (loss) for the period	-	-	-	-	-	-	1,746,607	1,746,607	(132,623)	1,613,984
Total recognised income and (expense)	-	-	-	398	10,449	-	1,746,607	1,757,454	(116,946)	1,640,508
Balance at 31 March 2009	3,201,067	10,197,304	4,088,352	4,964	(45,216)	500,000	20,880,165	38,826,636	9,378,858	48,205,494


SHIN
CORPORATION
SHIN CORPORATION PUBLIC COMPANY LIMITED

The accompanying notes are an integral part of these financial statements.

Shin Corporation Public Company Limited and its Subsidiaries
Statements of changes in equity
For the three-month periods ended 31 March 2010 and 2009 (Unaudited)

	Consolidated financial statements									
	Equity attributable to equity holders of the Company									
	Issued and paid - up share capital	Premium on share capital	Unrealised gain on dilution from investments	Unrealised gain from revaluation of investments	Currency translation differences	Retained earnings: Legal reserve	Retained earnings: Unappro - priated	Total equity attributable to equity holders of the Company	Minority interests	Total equity
	(in thousand Bath)									
Balance at 1 January 2010	**3,201,067**	**10,197,304**	**4,176,482**	**7,116**	**(58,842)**	**500,000**	**17,946,899**	**35,970,026**	**9,212,273**	**45,182,299**
Unrealised gain on dilution of investment in associates	-	-	7,850	-	-	-	-	7,850	-	7,850
Unrealised gain from revaluation of investments	-	-	-	1,036	-	-	-	1,036	-	1,036
Translation of financial statement difference	-	-	-	-	(29,973)	-	-	(29,973)	-	(29,973)
Minority interests decreased during the period	-	-	-	-	-	-	-	-	(44,209)	(44,209)
Net income (expense) recognised directly in equity	-	-	7,850	1,036	(29,973)	-	-	(21,087)	(44,209)	(65,296)
Profit (loss) for the period	-	-	-	-	-	-	1,851,601	1,851,601	(91,565)	1,760,036
Total recognised income and (expense)	-	-	**7,850**	**1,036**	**(29,973)**	-	**1,851,601**	**1,830,514**	**(135,774)**	**1,694,740**
Balance at 31 March 2010	**3,201,067**	**10,197,304**	**4,184,332**	**8,152**	**(88,815)**	**500,000**	**19,798,500**	**37,800,540**	**9,076,499**	**46,877,039**


SHIN
CORPORATION
บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

The accompanying notes are an integral part of these financial statements.

Shin Corporation Public Company Limited and its Subsidiaries

Statements of changes in equity

For the three-month periods ended 31 March 2010 and 2009 (Unaudited)

	Separate financial statements					
				Retained earnings		
	Issued and paid-up share capital	Premium on share capital	Unrealised gain from revaluation of investments	Legal reserve	Unappro - priated	Total equity attributable to equity holders of the Company
			(in thousand Baht)			
Balance at 1 January 2009	**3,201,067**	**10,197,304**	**-**	**500,000**	**365,184**	**14,263,555**
Loss for the period	-	-	-	-	(61,350)	(61,350)
Total recognised income	**-**	**-**	**-**	**-**	**(61,350)**	**(61,350)**
Balance at 31 March 2009	**3,201,067**	**10,197,304**	**-**	**500,000**	**303,834**	**14,202,205**
Balance at 1 January 2010	**3,201,067**	**10,197,304**	**(72)**	**500,000**	**460,098**	**14,358,397**
Unrealised loss from revaluation of investment	-	-	380	-	-	380
Net expense recognised directly in equity	-	-	380	-	-	380
Loss for the period	-	-	-	-	(60,177)	(60,177)
Total recognised income and (expense)	**-**	**-**	**380**	**-**	**(60,177)**	**(59,797)**
Balance at 31 March 2010	**3,201,067**	**10,197,304**	**308**	**500,000**	**399,921**	**14,298,600**


SHIN
CORPORATION
บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)

The accompanying notes are an integral part of these financial statements.

Shin Corporation Public Company Limited and its Subsidiaries

Statements of cash flows

For the three-month periods ended 31 March 2010 and 2009 (Unaudited)

	Consolidated financial statements		Separate financial statements	
	2010	2009	2010	2009
	(in thousand Baht)			
Cash flows from operating activities				
Profit (loss) for the period	1,851,601	1,746,607	(60,177)	(61,350)
Adjustments for				
Depreciation and amortisation	643,174	745,037	3,591	4,150
Interest income	(16,500)	(25,929)	(5,072)	(12,665)
Interest expense	119,804	90,650	25	10
Income tax expense	(23,831)	(76,823)	-	-
Share of profit of associates	(2,134,151)	(2,038,274)	-	-
Unrealised loss on foreign exchange	35,729	144,430	-	-
Reversal of allowance for doubtful accounts	(894)	15,673	-	-
Amortisation cost of loans	1,514	26,989	-	-
Loss for the period of minority interests	(91,565)	(132,623)	-	-
Others	27,316	15,325	1,592	1,080
	412,197	511,062	(60,041)	(68,775)
Changes in operating assets and liabilities				
Trade accounts, notes receivable and accrued income	159,326	356,730	-	-
Inventories	43,647	5,678	-	-
Other current assets	106,556	79,892	(2,637)	(3,176)
Other non-current assets	(10,816)	(47,840)	(21)	1,030
Trade accounts and notes payable	(113,858)	(272,535)	-	-
Accrued operating agreement fees	92,503	125,655	-	-
Other current liabilities	1,070,179	229,978	(24,570)	(29,391)
Other non-current liabilities	(612,809)	20,791	-	-
Interest received	27,638	15,242	9,140	9,919
Interest paid	(107,211)	(101,842)	(15)	(10)
Income tax paid	(65,988)	(81,159)	-	-
Net cash provided by (used in) operating activities	**1,001,364**	**841,652**	**(78,144)**	**(90,403)**



The accompany notes are an integral part of these financial statements.

Shin Corporation Public Company Limited and its Subsidiaries

Statements of cash flows

For the three-month periods ended 31 March 2010 and 2009 (Unaudited)

	Consolidated financial statements		Separate financial statements	
	2010	2009	2010	2009
	(in thousand Baht)			
Cash flows from investing activities				
Purchase of property and equipment	(185,207)	(355,185)	(218)	(898)
Purchase of other intangible assets	(2,597)	(18,574)	(7)	(204)
Net cash outflow on investments in property and equipment under operating agreements	-	(130)	-	-
(Increase) decrease in current investments	451,668	(408,533)	386,433	(177,160)
Increase in long-term investments	(1,007)	(328,969)	(1,007)	-
Decrease in loans and advances to related parties	(749)	2,409	-	-
Net cash inflow on disposal of equipment	276	133	2	-
Dividends received	-	67,527	-	-
Net cash provided by (used in) investing activities	**262,384**	**(1,041,322)**	**385,203**	**(178,262)**
Cash flows from financing activities				
Receipts from short-term loans	-	17,000	-	-
Receipts from long-term borrowings	99,069	-	-	-
Repayments of short-term loans	(72,825)	-	-	-
Repayments of long-term borrowings	(79,423)	(25,946)	(33)	(56)
Net cash used in financing activities	**(53,179)**	**(8,946)**	**(33)**	**(56)**
Net increase (decrease) in cash and cash equivalents	**1,210,569**	**(208,616)**	**307,026**	**(268,721)**
Cash and cash equivalents at beginning of period	1,791,392	2,728,759	897,125	791,864
Effects of exchange rate changes on balances held in foreign currencies	3,119	5,252	-	-
Cash and cash equivalents at end of period	**3,005,080**	**2,525,395**	**1,204,151**	**523,143**
Non-cash transactions				
Purchased of property and equipment and other intangible assets by liabilities	35,573	25,838	226	3,721
Property and equipment under finance leases	3,077	-	3,077	-


SHIN
CORPORATION
SHIN CORPORATION PUBLIC COMPANY LIMITED

The accompany notes are an integral part of these financial statements.

Shin Corporation Public Company Limited and its Subsidiaries
Notes to the interim financial statements
For the three-month periods ended 31 March 2010 (Unaudited)

Note **Contents**



SHIN
CORPORATION
SHIN CORPORATION PUBLIC COMPANY LIMITED

The accompanying notes are an integral part of these financial statements.

The interim financial statements have been approved for issue by the board of directors on 13 May 2010.

1 General information

Shin Corporation Public Company Limited "the Company" is a public limited company and is incorporated and domiciled in Thailand and has its registered office at 414 Shinawatra Tower 1, Phaholyothin Road, Phayathai, Bangkok 10400.

The principle shareholders of the Company are Cedar Holdings Limited ("Cedar") and Aspen Holdings Limited ("Aspen"), holding 54.43% and 41.68%, respectively. Aspen is a company incorporated in Thailand and an indirect subsidiary of Temasek Holdings (Pte) Ltd. ("Temasek"). Cedar is a company incorporated in Thailand whose shareholders are comprised of Siam Commercial Bank Public Company Limited holding 5.8%, Kularb Kaew Company Limited ("Kularb Kaew") holding 45.2% and Cypress Holdings Limited ("Cypress"), an indirect subsidiary of Temasak, holding 49.0% of the shares in Cedar. Kularb Kaew was held by four major shareholders, namely, Cypress holding 29.9%, Khun Surin Upatkoon holding 68.0%, Khun Pong Sarasin holding 1.3% and Khun Suphadej Poonpipat holding 0.8%.

Transactions within the Company, its subsidiaries, associates and jointly–controlled entities (together "the Shin Corp Group" or "the Group") including management and related entities of the Company, also the entities within the Cedar, Aspen and Temasek group are recognized as related party transactions of the Company.

The Group are principally engaged in the satellite, internet, telecommunications, media and advertising,

Detail of the Company's subsidiaries and associates as at 31 March 2010 and 31 December 2009 are as follows:

Name of the entity	Type of business	Country of incorporation	Ownership interest 31 March 2010	Ownership interest 31 December 2009
			(%)	
Subsidiaries				
Thaicom Public Company Limited and its Group	Operating transponder services for domestic and international communications, sale of user terminal of iPSTAR, broadband content services, sale of direct television equipment, telephone network services and value added services on mobile and engineering and development services on communication technology and electronics	Thailand	41.14	41.14


SHIN
CORPORATION
บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED



Name of the entity	Type of business	Country of incorporation	Ownership interest 31 March 2010	Ownership interest 31 December 2009
			(%)	
ITV Public Company Limited and its Group	At present, ITV has ceased its operation *(note12)* which used to operate a television broadcasting station under a UHF radio-television broadcasting agreement ("Operating Agreement") provided by the Office of the Permanent Secretary of the Office of the Prime Minister.	Thailand	52.92	52.92
I.T. Applications and Service Company Limited	Providing computer program services and related services.	Thailand	99.99	99.99
Matchbox Company Limited	Providing advertising services and production of advertisements for radio and television broadcast.	Thailand	99.96	99.96
Associates				
Advanced Info Service Public Company Limited and its Group	Operating a 900 MHz and 1800-MHz cellular telephone system, datakit virtual circuit switch, call center service, broad-band internet gateway, voice IP, IP television, distributing electronic cash card, payment via mobile phone, international telephone service and distributing cellular phones.	Thailand	42.61	42.61
CS Loxinfo Public Company Limited and its Group	Providing internet data center services, internet, satellite uplink downlink services for domestic and international commu-nications, printing and publishing of business telephone directories, banner advertising, providing sub-advertisement and mobile contents.	Thailand	42.56	42.56

2 Basis of preparation of the financial statements

(a) Basis of preparation of the financial statements

The interim financial statements issued for Thai reporting purposes and are prepared in the Thai language. This English translation of the financial statements has been prepared for the convenience of readers not conversant with the Thai language.


SHIN
CORPORATION

The interim financial statements are prepared on a condensed basis in accordance with Thai Accounting Standard No. 34 *Interim financial Reporting* including related interpretations and guidelines promulgated by the Federation of Accounting Professions ("FAP"), applicable rules and regulation of the Securities and Exchange Commission, the Stock Exchange of Thailand ("SET") and with generally accepted accounting principles in Thailand. Also, the interim financial statements are prepared in according to the notification of the Department of Business Development regarding "The Brief Particulars in the Financial Statements B.E. 2552".

The interim financial statements are prepared to provide an update on the financial statements for the year ended 31 December 2009. The focus on new activities, events and circumstances to avoid repetition of information previously reported. Accordingly, these interim financial statements should be read in conjunction with the financial statements for the year ended 31 December 2009.

The interim financial statements are presented in Thai Baht, rounded to the nearest thousand unless otherwise as stated.

Accounting policies and methods of computation applied in the interim financial statements for the three-month periods ended 31 March 2010 are consistent with those applied in the financial statements for the year ended 31 December 2009.

(b) Financial status of ITV Public Company Limited and its Group ("ITV")

As at 31 March 2010, ITV's current liabilities exceed its current assets by an amount of Baht 3,142 million and deficit in excess of its share capital by an amount of Baht 3,142 million (31 December 2009 and 31 March 2009, ITV's current liabilities exceed its current assets by an amount of Baht 3,036 million and Baht 3,436 million, respectively and deficit in excess of its share capital by an amount of Baht 3,036 million and Baht 2,719 million, respectively). In addition, as discussed in note 12 (d) to the financial statements, in consequence of the ruling of the Supreme Administrative Court on 13 December 2006, ITV is liable for unpaid operating agreement fee totalling Baht 2,210 million and the interest on the total unpaid operating agreement fee at 15% per annum including the penalty arising from the alteration of television programming of Baht 97,760 million to the Office of the Permanent Secretary of the Office of the Prime Minister ("PMO"). ITV has not yet paid these unpaid operating agreement fee including interest and penalty. The company's operating agreement was revoked on 7 March 2007 by the PMO therefore; the company ceased its operation at that date. In addition, on 30 March 2007, the PMO claimed the undelivered value of assets under operating agreement amounting to Baht 656 million plus interest. In addition, ITV is still in the arbitration proceeding regarding the unpaid operating agreement fee including interest, penalty arising from the alteration of television programming of Baht 97,760 million and value of undelivered assets including its interest. These events indicate a material uncertainty which may cast significant doubt on ITV's ability to continue as a going concern.

The consolidated financial statements of the Company and its subsidiaries include the financial statements of ITV, which have been prepared on a going concern basis. Accordingly, the recorded assets amounting to Baht 1,134 million represent 1.78% of consolidated total asset *(31 December 2009: Baht 1,131 million, represented 1.84%)* and liabilities amounting to Baht 4,276 million represent 25.51% of consolidated total liabilities *(31 December 2009: Baht 4,167 million, represented 25.47%)* of ITV, and therefore, the recorded deficit in excess of ITV's issued share capital amounting to Baht 3,142 million as at 31 March 2010 *(31 December 2009: Baht 3,036 million)* has been taken up in full in the consolidated financial statements in accordance with generally accepted accounting principles.


SHIN
CORPORATION
SHIN CORPORATION PUBLIC COMPANY LIMITED



However, the Company's legal liability for any losses incurred by ITV is limited to the Company's share paid to ITV's capital. In the event that ITV is unable to continue its operations and the Company declines to make further funds available to ITV the Company's consolidated liabilities as at 31 March 2010 and 31 December 2009 would be reduced by Baht 3,142 million and Baht 3,036 million, respectively. The retained earnings and shareholders' equity as at 31 March 2010 and 31 December 2009 increased by Baht 3,142 million and Baht 3,036 million, respectively.

3 Related party transactions and balances

Enterprises and individuals that directly, or indirectly through one or more intermediaries, control, or are controlled by, or are under common control with, the Group, including holding companies, subsidiaries and fellow subsidiaries are related parties of the Group. Associates and individuals owning, directly or indirectly, an interest in the voting power of the Group that gives them significant influence over the enterprise, key management personnel of the Group and close members of the family of these individuals and companies associated with these individuals also constitute related parties. In considering each possible related party relationship, attention is directed to the substance of the relationship, and not merely the legal form.

The Group entered into a number of transactions with related parties, the terms of which were negotiated on an arm's length basis in the ordinary course of business and according to normal trade conditions.

Significant transactions for the three-month periods ended 31 March 2010 and 2009 with related parties were as follows:

Three-month periods ended 31 March	**Consolidated financial statements**		**Separate financial statements**	
	2010	2009	2010	2009
	(in thousand Baht)			
Sales of goods and rendering of services				
Associates				
Computer services income	20,453	28,271	-	-
Advertising income	39,253	50,282	-	-
(Gross 2010: Baht 170,147 thousand 2009: Baht 212,175 thousand)				
Rental income and others	17,793	18,731	-	-
	77,499	**97,284**	**-**	**-**
Jointly-controlled entities				
Rental income and others	10,005	11,088	-	-
	10,005	**11,088**	**-**	**-**
Related parties				
Rental income and others	327	-	-	-
	327	**-**	**-**	**-**
Purchase of goods and services				
Subsidiaries				
Advertising expenses and others	-	-	827	1,199
	-	-	**827**	**1,199**
Associates				
Rental and [illegible] ex[illegible]	5,280	7,872	279	288
	5,280	**7,872**	**279**	**288**

Three-month periods ended 31 March	Consolidated financial statements		Separate financial statements	
	2010	2009	2010	2009
	(in thousand Baht)			
Jointly-controlled entities				
Rental and other expenses	977	639	-	-
	977	**639**	**-**	**-**
Related parties				
Rental and other expenses	8,434	9,541	-	-
	8,434	**9,541**	**-**	**-**
Directors' remuneration	7,331	7,562	3,990	4,465
	7,331	**7,562**	**3,990**	**4,465**

Balances as at 31 March 2010 and 31 December 2009 with related parties were as follows:

	Consolidated financial statements		Separate financial statements	
	31 March 2010	31 December 2009	31 March 2010	31 December 2009
	(in thousand Baht)			
Trade accounts and notes receivable - related parties				
Associates	110,705	216,794	-	-
Jointly-controlled entities	17,348	8,882	-	-
Related parties	427	780	-	-
Total	**128,480**	**226,456**	**-**	**-**
Accrued income - related parties				
Associates	13,804	12,406	-	-
Jointly-controlled entities	1,773	1,109	-	-
Total	**15,577**	**13,515**	**-**	**-**
Amounts due from and advances loans to related parties				
Associates	50	-	-	-
Jointly-controlled entities	1,801	1,102	-	-
Total	**1,851**	**1,102**	**-**	**-**




SHIN
CORPORATION
SHIN CORPORATION PUBLIC COMPANY LIMITE



	Consolidated financial statements		Separate financial statements	
	31 March 2010	31 December 2009	31 March 2010	31 December 2009
	(in thousand Baht)			
Other current assets - related parties				
Associates	487	578	-	-
Jointly-controlled entities	35	-	-	-
Total	**522**	**578**	**-**	**-**
Long-term investment - related parties				
Associates	46,816	48,131	-	-
Total	**46,816**	**48,131**	**-**	**-**
Trade accounts and notes payable - related parties				
Associates	14,059	22,793	-	-
Jointly-controlled entities	250	250	-	-
Related parties	2,394	2,287	-	-
Total	**16,703**	**25,330**	**-**	**-**
Amounts due to related parties				
Subsidiaries	-	-	950	2,497
Associates	107	224	100	122
Jointly-controlled entities	1,699	333	-	-
Related parties	1,901	2,297	-	-
Total	**3,707**	**2,854**	**1,050**	**2,619**
Other current liabilities - related parties				
Subsidiaries	-	-	13	-
Associates	1,075	952	-	-
Jointly-controlled entities	-	500	-	-
Total	**1,075**	**1,452**	**13**	**-**
Other non-current liabilities - related parties				
Associates	9,144	10,531	-	-
Jointly-controlled entities	40	40	-	-
Total	**9,184**	**10,571**	**-**	**-**


SHIN
CORPORATION
SHIN CORPORATION PUBLIC COMPANY LIMITED



Warrants granted to directors (note 8)

Other agreements with related parties are as follows:

Commitments and other agreements with related parties

1. The Company and certain associates had entered into agreements with a subsidiary, under which the subsidiary was committed to maintain accounting program service for a period of approximately one year to five years with an option to renew. The Company and associates were committed to pay the subsidiary for services in respect of the agreements at approximately Baht 50.12 million per year *(31 December 2009: approximately Baht 67.20 million).*

2. A subsidiary had entered into an agreement with an associated company, under which the associated company was committed to provide uplink data service for a period of approximately five years. The subsidiary was committed to pay for the service in respect of the agreements at approximately Baht 8.60 million *(31 December 2009: approximately Baht 10.03 million).*

3. A subsidiary had entered into an agreement with a jointly-controlled entities, under which the jointly-controlled entities was committed to responsible for ensuring the IPSTAR gateway system perform in accordance to the industry standard for a period of approximately five years. The subsidiary was committed to pay for the service in respect of the agreements at approximately USD 0.58 million *(31 December 2009: approximately USD 0.64 million).*

4. A subsidiary had entered into agreements with associates and jointly-controlled entities, under which a subsidiary was committed to provide transponder service, IPSTAR bandwidth service and advisory service. Associates and jointly-controlled entities were committed to pay a subsidiary for the service of the agreements at approximately USD 5.43 million and Baht 6.58 million *(As at 31 December 2009: approximately USD 5.37 million and Baht 3.72 million).* The service fees of some contracts vary to the actual used or installed user terminal at the rate stated in the contract.




SHIN
CORPORATION

4 Trade accounts, notes receivable and accrued income, net

	Note	Consolidated financial statements		Separate financial statements	
		31 March 2010	31 December 2009	31 March 2010	31 December 2009
		(in thousand Baht)			
Trade accounts and notes receivable					
Related parties	*3*	128,480	226,456	-	-
Other parties		1,416,748	1,334,114	-	-
Accrued income					
Related parties	*3*	15,577	13,515	-	-
Other parties		98,357	246,394	-	-
Total		**1,659,162**	**1,820,479**	-	-
Less allowance for doubtful accounts		(436,524)	(439,409)	-	-
Net		**1,222,638**	**1,381,070**	-	-

Aging analyses for trade accounts and notes receivable were as follows:

	Consolidated financial statements		Separate financial statements	
	31 March 2010	31 December 2009	31 March 2010	31 December 2009
	(in thousand Baht)			
Within credit terms	612,454	502,457	-	-
Overdue:				
Less than 3 months	306,110	508,356	-	-
3 - 6 months	42,272	137,669	-	-
6 - 12 months	144,734	68,840	-	-
Over 12 months	439,658	343,248	-	-
Total	**1,545,228**	**1,560,570**	-	-
Less allowance for doubtful accounts	(436,524)	(439,409)	-	-
Net	**1,108,704**	**1,121,161**	-	-

5 Investments in subsidiaries, associates and jointly-controlled entities, net

	Consolidated financial statements	Separate financial statements
	31 March 2010	31 March 2010
	(in thousand Baht)	
At 1 January 2010	30,739,709	12,502,396
Share of profits of associates	2,134,151	-
Unrealised gain on dilution from investment in associates	83,385	-
At 31 March 2010	**32,957,245**	**12,502,396**


SHIN
CORPORATION
บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED



Investments in subsidiaries and associates as at 31 March 2010 and 31 December 2009 and dividend income from those investments for the three-month periods ended 31 March are as follows:

	Consolidated financial statements									
					Cost of investments				Dividend income for the three-month periods ended	
	Ownership interest		Paid-up capital		Cost method		Equity method - net			
	31 March 2010	31 December 2009	31 March 2010	31 December 2009	31 March 2010	31 December 2009	31 March 2010	31 December 2009	31 March 2010	31 March 2009
	(%)		(in thousand Baht)							
Associates										
Advanced Info Service Public Company Limited	42.61	42.61	2,965,899	2,965,443	8,807,456	8,807,456	32,682,673	30,501,879	-	-
CS Loxinfo Public Company Limited	42.56	42.56	159,847	159,840	1,481,525	1,481,525	274,572	237,830	-	-
Total			3,125,746	3,125,283	10,288,981	10,288,981	32,957,245	30,739,709	-	-






SHIN
CORPORATION

	Separate financial statements											
	Ownership interest		Paid-up capital		Cost of investments				At cost - net		Dividend income for the three-month periods ended	
					Cost method		Impairment					
	31 March 2010	31 December 2009	31 March 2010	31 December 2009	31 March 2010	31 December 2009	31 March 2010	31 December 2009	31 March 2010	31 December 2009	31 March 2010	31 December 2009
	(%)		(in thousand Baht)									
Subsidiaries												
Thaicom Public Company Limited	41.14	41.14	5,479,688	5,479,688	3,612,974	3,612,974	-	-	3,612,974	3,612,974	-	-
ITV Public Company Limited	52.92	52.92	6,033,487	6,033,487	3,297,255	3,297,255	(3,297,255)	(3,297,255)	-	-	-	-
I.T. Applications and Services Company Limited	99.99	99.99	10,000	10,000	10,000	10,000	-	-	10,000	10,000	-	-
Matchbox Company Limited	99.96	99.96	9,000	9,000	71,966	71,966	-	-	71,966	71,966	-	-
			11,532,175	11,532,175	6,992,195	6,992,195	(3,297,255)	(3,297,255)	3,694,940	3,694,940	-	-
Associate												
Advanced Info Service Public Company Limited	42.61	42.61	2,965,899	2,965,443	8,807,456	8,807,456	-	-	8,807,456	8,807,456	-	-
			2,965,899	2,965,443	8,807,456	8,807,456	-	-	8,807,456	8,807,456	-	-
Total			14,498,074	14,497,618	15,799,651	15,799,651	(3,297,255)	(3,297,255)	12,502,396	12,502,396	-	-



SHIN
CORPORATION




Significant movements in investments during the three-month periods ended 31 March 2010 was as follows:

a) The increase in share capital of the associates from ESOP exercised

Certain warrants issued to directors and employees (ESOP) of ADVANC and CSL were exercised, and these share issues were registered as increased share capital with the Ministry of Commerce during January to March 2010, are as follows:

Company	Units of exercise *(in thousand units)*	Share capital increased *(in thousand Baht)*		Premium on share capital increased *(in thousand Baht)*		Increase in % of interest of the Company	
		from	to	from	to	from	to
ADVANC	394	2,965,443	2,965,899	21,838,008	21,873,552	42.61	46.61
CSL	19	159,840	159,847	448,043	448,102	42.56	42.56

b) Dividend payment of Lao Telecommunications Company Limited ("LTC"), a jointly-controlled entity of THCOM

On 9 February 2010, the Annual General Meeting of the shareholders of LTC approved the appropriation of dividend from 2009 operation at USD 30 million, of which included interim dividend of USD 10 million that was paid on 4 March 2010.

6 Capital expenditure and commitments

	Consolidated financial statements			
	Property and Equipment	Property and equipment under operating agreements	Goodwill	Other intangible assets
	(in thousand Baht)			
Transactions during the three-month periods ended 31 March 2010				
Net book value at 1 January 2009	**6,114,117**	**15,527,562**	**144,076**	**1,237,095**
Additions	165,913	-	-	3,009
Disposals	(372)	-	-	-
Transfers, net	-	-	-	-
Write-off, net	(5,260)	-	-	-
Depreciation/amortisation charge	(276,247)	(332,991)	-	(33,936)
Foreign currency translation adjustment	(154,986)	-	-	(4,274)
Net book value at 31 March 2010	**5,843,165**	**15,194,571**	**144,076**	**1,201,894**
As at 31 March 2010				
Cost	10,848,563	25,589,606	1,249,510	2,045,334
Less accumulated depreciation/amortisation	(4,979,567)	(10,395,035)	-	(843,440)
Less allowance for impairment	(25,831)	-	(1,105,434)	-
Net book value	**5,843,165**	**15,194,571**	**144,076**	**1,201,894**

As at 31 March 2010, property and equipment includes property and equipment under the operating agreements of Mfone of approximately Baht 2,797 million (Proportional) *(31 December 2009: Baht 2,973 million)*. According to the operating agreement, Mfone must transfer its ownership of this related prope[illegible] e[illegible] the government of Cambodia on the expiration date of the operating agreement, [illegible] 2[illegible]ribe in note 12 (g).

	Separate financial statements	
	Property and equipment	Other intangible assets
	(in thousand Baht)	
Transactions during the three-month periods ended 31 March 2010		
Net book value at 1 January 2009	**29,190**	**8,920**
Additions	3,438	-
Write-off, net	(21)	-
Depreciation/amortisation charge	(2,812)	(780)
Net book value at 31 March 2010	**29,795**	**8,140**
As at 31 March 2010		
Cost	103,877	61,361
Less accumulated depreciation/amortisation	(74,082)	(53,221)
Net book value	**29,795**	**8,140**

7 Interest bearing liabilities

	Consolidated financial statements	Separate financial statements
	31 March 2010	
	(in thousand Baht)	
Current liabilities		
Bank overdrafts and short-term loan banks and financial institutes	8,018	-
Current portion of finance lease liabilities	4,688	407
Current portion of long-term borrowings	797,881	-
	810,587	**407**
Non-current liabilities		
Finance lease liabilities	10,978	2,669
Debenture	6,979,083	-
Long - term borrowings	910,084	-
	7,900,145	**2,669**
Total borrowings	**8,710,732**	**3,076**

The movements in the borrowings for the three-month periods ended 31 March 2010 were as follows:

	Consolidated financial statements	Separate financial statements
	(in thousand Baht)	
At 1 January 2009	**8,794,738**	-
Additions	102,145	3,109
Repayments	(152,250)	(33)
Amortisation of finance costs	1,514	-
Increased from changing in account payable-property and equipment status to borrowing	6,189	-
Unrealised gain from exchange rate	(41,604)	-
At 31 March 2010	**8,710,732**	**3,076**


SHIN
CORPORATION
SHIN CORPORATION PUBLIC COMPANY LIMITED





Credit facilities

As of 31 March 2010, THCOM Group had available short-term credit facilities for loans from local and oversea banks are Baht 1,293 million and USD 16 million *(31 December 2009: Baht 1,292 million and USD 17 million).*

8 Share capital, premiums and warrants

Share capital and premiums

Movements in share capital are as follows:

	For the three-month periods ended 31 March 2010				
		Issued and fully paid-up shares			
	Authorised number of shares	Number of shares	Ordinary shares	Share premiums	Total
	(in thousand Shares)			*(in thousand Baht)*	
At 1 January 2009	5,000,000	3,201,067	3,201,067	10,197,304	13,398,371
Issue of shares	-	-	-	-	-
At 31 March 2010	5,000,000	3,201,067	3,201,067	10,197,304	13,398,371

Warrants

Movements in the number of outstanding warrants are as follows;

	For the three-month periods ended 31 March 2010			
	At 1 January 2010	Exercised during the period	Expired during the period	At 31 March 2010
		(in thousand units)		
ESOP - Grant IV				
- Directors	9,356	-	-	9,356
- Employees	6,644	-	-	6,644
Total	**16,000**	-	-	**16,000**
ESOP - Grant V				
- Directors	6,159	-	-	6,159
- Employees	7,931	-	-	7,931
Total	**14,090**	-	-	**14,090**
Total	**30,090**	-	-	**30,090**


SHIN
CORPORATION
บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)

Warrants issued and offered to directors and employees (ESOP)

The Company issued and offered five grants of warrants to directors and employees of the Company and its subsidiaries, which are in registered form and are non-transferable. The warrants have no offering price and their terms do not exceed 5 years. The exercise ratio and price are as follows:

	Issued date	Issued units (Million)	Percentage*	Exercise price (Baht/unit)**	Exercise period Start	End
ESOP - Grant I	27 March 2002	29.00	0.99	-	Expired since 26 March 2007	
ESOP - Grant II	30 May 2003	18.08	0.61	-	Expired since 30 May 2008	
ESOP - Grant III	31 May 2004	13.66	0.46	-	Expired since 30 May 2009	
ESOP - Grant IV	31 May 2005	16.00	0.54	32.367	31 May 2006	30 May 2010
ESOP - Grant V	31 July 2006	14.09	0.47	30.127	31 July 2007	31 July 2011

* Percentage of the Company's total issued and paid-up share capital (before dilution) at the issued date.

** The latest adjustment of exercised price was on 16 April 2010.

9 Segment information

The Group is organised into the following main business segments:

Local wireless telecommunications	Provision of local mobile telecommunication trading and rental of telecommunications equipment and accessories in Thailand.
Satellite business and international business	Transponder rental and related services, uplink and downlink services, sale and service related to media, internet and provide telecommunication services in Laos PDR and Cambodia.
Media and advertising	Airtime rental, television broadcasting *(ceased its operation due to the revocation of the Operating Agreement in March 2007)* and the provision of advertising services to the Group and third parties.
Corporate and other activities	Corporate and other activities primarily relating to development and synergies that exist within the business, setting financial and performance targets for operating companies and assisting operating companies in obtaining financing on the most attractive terms possible and information technology businesses.




SHIN
CORPORATION

Shin Corporation Public Company Limited and its Subsidiaries
Notes to the interim financial statements
For the three-month periods ended 31 March 2010 (Unaudited)

Financial information by business segments:

	For the three-month periods ended 31 March 2010					
	Local wireless telecommu-nications	Satellite & inter-national business	Media & advertising	Corporate and others	Consolidation eliminations	Group
			(in thousand Baht)			
Revenues	-	1,784,161	188,114	44,311	(12,192)	2,004,394
Share of profit of associates	2,097,436	36,715	-	-	-	2,134,151
Cost of sales and services	-	(1,525,268)	(185,613)	(30,584)	1,125	(1,740,340)
Selling and administrative expenses	-	(354,302)	(140,238)	(69,362)	11,116	(552,786)
Net profit (loss) from operating activities	**2,097,436**	**(58,694)**	**(137,737)**	**(55,635)**	**49**	**1,845,419**
Net foreign exchange (loss)	-	(28,983)	(6)	(1)	-	(28,990)
Other revenues	-	29,463	7,402	6,438	-	43,303
Profit (loss) before finance costs and tax	**2,097,436**	**(58,214)**	**(130,341)**	**(49,198)**	**49**	**1,859,732**
Finance costs	-	(123,389)	(65)	(73)	-	(123,527)
Income tax	-	25,415	-	(1,584)	-	23,831
Net results from subsidiaries to minority interests	-	91,556	9	-	-	91,565
Net profit (loss)	**2,097,436**	**(64,632)**	**(130,397)**	**(50,855)**	**49**	**1,851,601**




SHIN
CORPORATION
SHIN CORPORATION PUBLIC COMPANY LIMITED

	For the three-month periods ended 31 March 2009					
	Local wireless telecommunications	Satellite & international business	Media & advertising	Corporate and others	Consolidation eliminations	Group
			(in thousand Baht)			
Revenues	-	1,758,671	260,688	61,007	(7,962)	2,072,404
Share of profit of associates	2,012,437	25,837	-	-	-	2,038,274
Cost of sales and services	-	(1,520,972)	(254,127)	(35,218)	693	(1,809,624)
Selling and administrative expenses	-	(331,348)	(147,395)	(77,531)	7,318	(548,956)
Net profit (loss) from operating activities	**2,012,437**	**(67,812)**	**(140,834)**	**(51,742)**	**49**	**1,752,098**
Net loss foreign exchange loss	-	(110,158)	(6)	-	-	(110,164)
Other revenues	-	6,530	9,200	13,227	-	28,957
Profit (loss) before finance costs and tax	**2,012,437**	**(171,440)**	**(131,640)**	**(38,515)**	**49**	**1,670,891**
Finance costs	-	(133,586)	(88)	(56)	-	(133,730)
Income tax	-	81,784	621	(5,582)	-	76,823
Net results from subsidiaries to minority interests	-	132,614	9	-	-	132,623
Net profit (loss)	**2,012,437**	**(90,628)**	**(131,098)**	**(44,153)**	**49**	**1,746,607**






SHIN
CORPORATION

For the satellite and international business segment for the three-month and three-month periods ended 31 March 2010 and 2009 can be shown financial information by sub-business segments as follows:

	For the three-month periods ended 31 March 2010					
	Satellite business services	Internet and media services	Telephone network in foreign entities	Others	Consolidation eliminations	Total
	(in thousand Baht)					
Revenues	1,211,415	145,108	441,603	-	(13,965)	1,784,161
Share of profit of associate	-	36,715	-	-	-	36,715
Total revenues	**1,211,415**	**181,823**	**441,603**	-	**(13,965)**	**1,820,876**
Segment results	**(90,873)**	**38,510**	**19,739**	**(25,085)**	**(985)**	**(58,694)**
Operating profit						**(58,694)**

	For the three-month periods ended 31 March 2009					
	Satellite business services	Internet services	Telephone network in foreign entities	Others	Consolidation eliminations	Total
	(in thousand Baht)					
Revenues	1,093,926	88,610	591,893	-	(15,758)	1,758,671
Share of profit of associates	-	25,837	-	-	-	25,837
Total revenues	**1,093,926**	**114,447**	**591,893**	-	**(15,758)**	**1,784,508**
Segment results	**(193,218)**	**20,180**	**151,994**	**(43,807)**	**(2,961)**	**(67,812)**
Operating profit						**(67,812)**

Financial information by business geographical areas

Consolidated revenue and segment results, based on geographical segments, for the three-month periods ended 31 March 2010 and 2009 were as follows:

	For the three-month periods ended 31 March			
	2010	2009	2010	2009
	Revenue		Segment results	
	(in thousand Baht)			
Thailand	2,926,986	2,910,495	1,816,951	1,693,977
Cambodia	310,563	453,172	(32,890)	101,596
Lao PDR	212,050	200,423	72,218	57,465
Australia	337,963	314,663	23,925	(9,867)
Others	350,983	231,925	(34,785)	(91,073)
Total	**4,138,545**	**4,110,678**	**1,845,419**	**1,752,098**


SHIN
CORPORATION

10 Other income

Other income for the three-month periods ended 31 March 2010 and 2009 are as follows:

	Consolidated financial statements		Separate financial statements	
	2010	2009	2010	2009
	(in thousand Baht)			
Interest income and return from current and long term investment	16,500	25,929	5,072	12,665
Others	26,803	3,028	1,007	-
Total	**43,303**	**28,957**	**6,079**	**12,665**

11 Earnings per share

Basic earnings per share are calculated by dividing the periods' net profit attributable to equity holders of the Company by the weighted average number of ordinary shares that were issued during the period.

For diluted earnings per share, the weighted average number of ordinary shares in issue is adjusted to assume the conversion of all potential dilutive ordinary shares, which is the weighted average number of ordinary shares which would be issued on the conversion of all dilutive potential ordinary shares into ordinary shares. The assumed proceeds from the exercise of ESOP would be considered to have been received from the issue of shares at fair value. These represent share options where the exercise price is less than the average market price of the Company's shares during the three-month periods ended 31 March 2010.

Warrants issued to directors and employees (ESOP) of subsidiaries and associates do not have material impacted to the calculation of diluted earnings per share.

The basic earnings per share and the diluted earnings per share are as follows:

	Consolidated financial statements For the three-month periods ended 31 March					
	Net profit attributable to equity holders of the Company		Weighted average number of shares		Earnings per share	
	2010	2009	2010	2009	2010	2009
	(in thousand Baht)		*(in thousand shares)*		*(in Baht)*	
Basic earnings per share	1,851,601	1,746,607	3,201,067	3,201,067	0.58	0.50
The effect of dilutive potential shares	-	-	-	-	-	-
Diluted earnings per share	1,851,601	1,746,607	3,201,067	3,201,067	0.58	0.50


SHIN
CORPORATION

SHIN CORPORATION PUBLIC COMPANY LIMITED

	Separate financial statements					
	For the three-month periods ended 31 March					
	Net loss		Weighted average number of shares		Earnings per share	
	2010	2009	2010	2009	2010	2009
	(in thousand Baht)		*(in thousand shares)*		*(in Baht)*	
Basic loss per share	(60,177)	(61,350)	3,201,067	3,201,067	(0.02)	(0.02)
The effect of dilutive potential shares	-	-	-	-	-	-
Diluted loss per share	**(60,177)**	**(61,350)**	**3,201,067**	**3,201,067**	**(0.02)**	**(0.02)**

12 Contingencies and commitments

a) Operating Agreement commitments ITV Public Company Limited ("ITV")

On 7 March 2007, ITV received the letter of termination of the Operating Agreement from the PMO. This caused the following disputes that are currently under the process of consideration.

1. **A case in which ITV is the plaintiff** regarding to the arbitration institution dispute No. 46/2550 whereby the PMO's unduly termination of the Operating Agreement which was wrongfully performed in breach of the Operating Agreement and against the law, including the arbitration institution dispute No. 1/2550 on 4 January 2007 which is the disputes of the payment of the program penalty fee and interest in the total amount approximately Baht 100,000 million. Both disputes are currently under the consideration of the arbitration institution, the arbitration proceeding shall continue.

2. **A case in which ITV is the defendant** whereby the PMO demanded that ITV make the payment of the program penalty fee, interest, approximately totaling Baht 100,000 million in Black Case No. 640/2550. Later, on 19 December 2007, the Supreme Administrative Court upheld the Central Administrative Court's verdict for the dismissal of the aforesaid case in order to allow the parties to the Operating Agreement to use the arbitration proceeding for Cases No. 1/2550 and No. 46/2550.

This shall be subject to the judgment of the Court which may vary from the estimated amount defined in the financial statements, affecting the amount of income, expenditure, assets and liabilities, and disclosure information regarding assets and unpredictable liabilities.

b) Shareholder agreements

The Group has entered into shareholder agreements and other agreements with strategic partners and government agencies both in Thailand and other countries as follows:

Singapore Telecommunications Limited ("Singtel")

The Company has shareholders' agreement with Singtel in respect of its equity investment in ADVANC which sets out the participatory right of the shareholders in the management and control of ADVANC. This shareholders' agreement contains a provision for resolution of disputes between the shareholders. In the event that the shareholders are unable to reach agreement on significant corporate actions, either shareholder (the seller) may serve notice on the other shareholder (the buyer) requiring the buyer to either purchase the seller's interest in ADVANC, or if the buyer does not do so, then the seller must purchase the buyer's interest in ADVANC. At present, there are no significant corporate actions on which the shareholders are not in agreement.


SHIN
CORPORATION
PUBLIC COMPANY LIMITED

The Government of the Lao People's Democratic Republic ("Laos PDR")

Lao Telecommunications Company Limited ("LTC") is an indirect jointly-controlled entity of THCOM, which was established under the terms of a Jointly-controlled entity Contract dated 8 October 1996, signed by Laos PDR and Shinawatra Computer and Communications Public Company Limited, the former name of the Company. According to the aforementioned Jointly-controlled entity Contract, LTC has the right to provide telecommunication services - fixed line phone, mobile phone, international facilities, internet and paging within the Laos PDR for 25 years. Currently, Shenington Investment Pte Limited ("Shenington"), which is a 51% jointly-controlled entity of THCOM, owns 49% of LTC's registered shares. At the end of the 25th year, in 2021, THCOM has to transfer all of LTC's shares to Laos PDR without any charges. According to the shareholder agreement, LTC is required to invest at least US Dollars 400 million in the projects specified in the agreement within 25 years. As at 31 March 2010, LTC has remaining additional investment of approximately US Dollars 113 million *(31 December 2009: US Dollar 113 million).*

c) **Capital commitments**

As at 31 March 2010, the Group's capital expenditure contracted but not recognized in the consolidated financial statements (Company: nil) was from Shenington Group amounting to US Dollars 5 million (approximately Baht 163 million) *(31 December 2009: US Dollars 11 million (approximately Baht 379 million))* in the proportionate consolidation basis.

d) **Contingencies**

Dispute of ITV

ITV is a defendant in various legal actions, which were occurred before the revocation of the Operating Agreement, from operate a television broadcasting station that court case from doing news and trading. In the opinion of the directors, after taking appropriate legal advice, the outcome of such actions will not give rise to any significant loss. ITV has not recorded any provisions for these legal cases.

The dispute between ITV and the PMO relating to the Operating Agreement

1) The progression of the dispute between ITV and the PMO

Up to the present, ITV filed two statements of claim to the Arbitration Institute as follows:

1. Black Case No. 1/2550, ITV filed the statement of claim which referred to the penalty for alteration of television programming and interest of overdue operating agreement fee.

2. Black Case No. 46/2550, ITV filed the statement of claim to the Arbitration Institute seeking an arbitral award granted by the arbitration panel to rule that the Operating Agreement terminated by the PMO was not in accordance with law and the terms of Agreement, the PMO's claim for ITV for payment of the operating agreement fee (fraction), interest, penalty fee and value of undelivered assets was incorrect, and compensation shall be paid to ITV by the PMO.

Both statements of claim are in the process of consideration by the Arbitration Institute. The sequence of significant events of the dispute between ITV and the PMO up to 31 December 2009 was disclosed in the financial statements for the year ended 31 December 2009. And there is no progression on the dispute during three-month periods ended 31 March 2010.


SHIN
CORPORATION



2) The contingent liabilities and the accounting recognition of the dispute between ITV and the PMO

After the Supreme Administrative Court's judgment on revocation of the arbitration award on 13 December 2006 and the dispute between ITV and the PMO, the contingent liability are as follows:

1. In regard of the penalty arising from the alteration of television programming

The said liability has not been recorded in ITV's financial statements as the Black Case number 640/2550 filed by the PMO demanding that ITV pay the operating fee, interest, the penalty fee and value of undelivered assets was dismissed by the Central Administrative Court which shall await the arbitral award the Black Case number 1/2550 granted by the arbitration panel and the final legal proceeding.

2. In regard of the operating fee of the 9th, 10th and 11th year amounting to Baht 2,210 million and 15% interest of such amount

Since quarter ended 31 December 2006, the provision for unpaid operating fee amounting to Baht 2,210 million plus 15% interest from the date that the arbitral award was revoked by the Supreme Administrative Court, as of 13 December 2006 was recorded in the consolidated financial statements. The reason is that ITV proposed condition to pay such amount to the PMO and brought the issue of the penalty fee and interest into the arbitral proceeding under the Operating Agreement. Thereafter, in the first quarter of 2007, the PMO did not accept the said payment; it shall be deemed that ITV's proposal was not mutually accepted. ITV thus had no liability on the operating agreement fee amounting to Baht 2,210 million plus 15% interest per annum. In addition, the Central Administrative Court made the order striking out the case No. 640/2550 in which the PMO demanded that ITV pay the operating agreement fee, interest, the penalty fee and value of undelivered assets out of the Case List, so that the disputes shall be brought into the arbitration proceeding and legal process by the Operating Agreement to be finalised.

3. Value of undelivered assets

The undelivered asset in the amount of Baht 656 million plus 7.50% interest per annum of the undelivered asset from the date that the case was filed to the Court until the said amount is fully paid. The PMO has not requested ITV to pay such amount. Consequently, ITV has no liability to further deliver such asset. In addition, the Central Administrative Court made the order striking out the said case out from the Case List, therefore, the said items have not been recorded by ITV. Since the value of asset claimed by the PMO is only the business estimation comprising income, expense, profit, tax and investment asset, which terms regarding the asset only stated that ITV is required to procure the asset for the undertaking of UHF Television Broadcasting Station to cover the population at the rate of 96.72% of the population in the country without the condition of value of required asset and ITV has complied with such requirement, therefore, ITV has neither liability to procure asset nor indemnify to the PMO.

ITV is awaiting to hear the arbitral award ruling on the said contingent liabilities for Black Case No. 1/2550 and the compensation of damages arisen from illegal termination of agreement Black Case No. 46/2550. It shall be dependant on the judgment which cannot be predicted.

However, ITV has already recorded provision for unpaid operating fee amounting to Baht 2,891 million and interest from the date that the arbitral award was revoked by the Supreme Administrative Court amounting to Baht 1,372 million in these financial statements, of which Baht 107 [illegible] was loss on provision for interest of the unpaid operating fee for the three-month [illegible] ended [illegible] 2010.

e) Assessment for income tax in India

The Tax Authority in India ('the said Authority), has held that the payments received by THCOM for providing Transponder Services ('TPS') to its Indian Customers and non-resident customers targeting Indian audience ('the Customer') was Royalty under both the Indian Income Tax Act ('the Act'), and the Double Taxation Avoidance Agreement between Thailand and India ('the DTAA') and subject to withholding tax at the rate of 15% on gross basis, but THCOM considered income from Transponder Services to be business income, and as THCOM does not have permanent establishment in India, such incomes are not taxable in India.

The Tax Authority has raised the tax demand including surcharge and education cess aggregating Rs. 612.1 million (approximately Baht 462 million) exclusive of interest amounting to Rs. 92.7 million (approximately Baht 70 million) against the said payment received by it from the customers for the Assessment Year ('AY') 1998-99 to 2005-06 (1 April 1997 to 31 March 2005). Further, the said Authority has also levied penalty of Rs. 324.9 million (approximately Baht 245 million) for AY 1998-99 to 2001-02.

From Authority's letter dated 22 August 2008, the Authority had asked for payment of the said income tax including interest for late payment amounting to Rs. 83.2 million (approximately Baht 63 million) (calculated up to the ended of August 2008). And from Authority's letter dated 3 December 2009, the authority raised the tax demand for AY 2006-07 including related interest amounting to Rs. 22.6 million (approximately Baht 17 million).

THCOM had received Withholding Tax Certificates ('WTC') from its Customers until AY 2007-08 net amounting to Rs. 487.96 million (approximately Baht 369 million). THCOM had also deposited Rs. 405.3 million (approximately Baht 306 million). In February 2009, THCOM paid additional deposit Rs. 22.6 million (approximately Baht 17 million). As the result, deposit is totally Rs. 427.9 million (approximately Baht 323 million). THCOM presents the deposit as non-current assets in the Balance Sheet.

Since the management and Tax Advisor in India are of the opinion that the income from the TPS is not subject to Tax in India, THCOM did not make any provision for the liability against the balance amount of Rs.219.6 million (approximately Baht 166 million), payable to the said Authority.

On 16 October 2009, the Income Tax Appellate Tribunal (ITAT) (Special Bench) pronounced its decision on THCOM's appeal against the order of the Income Tax Authority of India and Commissioner of Income Tax (Appeals) (CIT (A)) on the issue whether the income from transponder service is a royalty or a business income that the income from transponder service is a royalty and subject to withholding tax at the rate prescribed by law, and the use of transponder service constitutes the use of a process. However, the decision related to the income tax and interest thereon only, and did not include the issue of penalty and interest thereon, which is still pending before ITAT.

However, THCOM's tax consultant in India is of the opinion that the decision of the ITAT (Special Bench) is likely to be incorrect as it is not in accordance with the decision of the High Court on telecom service which can be used as precedent by analogy and the decision in the PanAmSat International Systems Inc. case and should be challenged before the High Court, and THCOM intends and is proceeding to file an appeal against the ITAT (Special Bench) decision with the High Court within 120 days as required by laws. However, in December 2009, THCOM had appealed to the High Court. The management of THCOM takes the view that THCOM's income is not taxable in India and the case will be decided in THCOM's favour on the appeal.


SHIN
CORPORATION
SHIN CORPORATION PUBLIC COMPANY LIMITED

If the Supreme court decides finally that THCOM's income is taxable in India, the total tax liability demanded by the Authority of Rs. 747.2 million (approximately Baht 565 million) which will be charged as expense immediately, but THCOM will not be required to make any additional tax payment as the amount of WTC and the deposit made by THCOM fully cover the tax demand. This, however, does not include the Penalty and the interest related to the penalty already assessed in the amount of Rs. 388.3 million (approx. Baht 293 million) which will be charged as expenses if there is a final judgement that THCOM is liable for penalty and interest related to such penalty, which THCOM has already placed deposit against part of the penalty and interest related to such penalty leaving the total liability for penalty and interest related to such penalty in the amount of Rs. 219.6 million (approx. Baht 166 million) as stated in the preceding paragraphs together with interest at the maximum rate not exceeding one (1) percent per month as from the date of receipt of the Demand Notice until the date the payment.

However, even though it has been decided that the income from transponder service is a Royalty, if THCOM did not conceal any income or intentionally declared incorrect amount of income in its income tax returns, the Penalty and interest imposed on THCOM may be set aside.

The Authority sent the notices dated 29 March 2010 to THCOM tax agent in India that the penalty was assessed against THCOM for the AY 2003-2004 and AY 2004-2005 in the amount of Rs. 88.43 million (approx. Baht 67 million) and Rs. 89.41 million (approx. Baht 68 million) respectively and requiring THCOM to make payment for the said penalty within 30 days from the date of receipt of the notices (30 March 2010). THCOM filed appeals against the penalty with CIT (A) on 26 April 2010.

f) Obligation from shares buy back options of THCOM

On 23 October 2003, THCOM and Codespace Inc. entered into a "Memorandum of Agreement", which provides Codespace Inc. an option to sell 2.2 million shares of iPSTAR Co., Ltd. to THCOM, with the condition that THCOM has the first option to purchase these shares. If the offered price per share is greater than the higher of USD 1 or fair market value at offering date, THCOM has the right to refuse. If the offered price per share is the higher of the equal of USD1 or fair market value at offering date, THCOM has to purchase those shares from Codespace Inc. THCOM believes that Codespace Inc. will not exercise the option because according to the result of the financial analysis of THCOM, the value of iPSTAR's shares is higher than USD1, therefore, the Group does not recognise this obligation as its liabilities in these interim financial statements. As of 31 March 2010, the remaining share option was 0.63 million shares *(31 December 2009: Baht 0.63 million shares).*

g) Operating agreement commitments

Certain subsidiary, associated and jointly-controlled entities have obtained operating agreement from government agencies, both in Thailand and other countries for the operation of satellite services, internet services and mobile telephone networks. Under the terms of the operating agreement, they have certain commitments to the government agencies, including commitments to procure, install and maintain operational equipment, and commitments to pay annual fees to the relevant government agencies based on revenue percentages or minimum fees, whichever is higher, as set out in the individual agreements. The Group accounts for such commitments on a time basis as the expenditure is incurred. Refer to the agreement for the operation of domestic satellite services; the Company must hold not less than 40% of THCOM stake. In addition, THCOM, together with the Company, must responsible to operate in accordance with the operating agreement to the government agency.


SHIN
CORPORATION

Thaicom Public Company Limited ("THCOM")

THCOM was permitted by the Ministry of Transport and Communications, under an agreement dated 11 September 1991 and an amendment thereto dated 22 March 1992, to operate and administer certain satellite projects and to render transponder services for domestic and international communications as well as the right to collect, for a thirty-year period, service charges from users of the transponders. The operating agreement has been transferred to the Ministry of Information Communication and Technology ("MICT").

Under the aforementioned agreement, THCOM must pay an annual fee to MICT based on a percentage of certain service incomes or at the minimum level specified in the agreement, whichever is higher. As at 31 March 2010, the remaining minimum operating agreement fee was Baht 850 million. In addition, THCOM, according to the aforementioned agreement, must transfer its ownership of all satellites, and monitoring stations and other operating equipment to MICT on the date of completion of construction and installation.

Mfone Company Limited ("Mfone")

Mfone, an indirect jointly-controlled entity of THCOM in Cambodia, has obtained an operating agreement from the Directorate of Posts and Telecommunications of Cambodia to operate a domestic telephone network under an agreement dated 4 March 1993 and an amendment thereto dated 4 March 1997, for a period of 35 years. Under the agreement, Mfone will transfer its ownership of all fixed assets to the Government of Cambodia on the expiration date of the agreement, in 2028 (note 6).

h) Operating lease commitments - where a group company is the lessee

The future minimum lease payments under non-cancelable operating leases as at 31 March 2010 and 31 December 2009 (Company: nil) were as follows:

	Consolidated financial statement	
	31 March 2010	31 December 2009
	(in million Baht)	
Not later than 1 year	351	313
Later than 1 year and not later than 5 years	568	431
Later than 5 years	222	136
Total	**1,141**	**880**

i) Obligation under "Financing and Project Agreement"

LTC, an indirect jointly-controlled entity of THCOM, entered into a "Financing and Project Agreement" with the government of the Lao People's Democratic Republic ("government") and an organization in Germany (KfW, Frankfurt am Main) on 25 October 2004 of an amount not exceeding Euro 6.5 million (approximately Baht 322.5 million) for the procurement and installation of Phase VI of a rural telecommunication network. Under the agreement, the ownership of network assets will be transferred to LTC through loan at 30% of the network assets' value excluding consulting services project. However, LTC has not yet recognized the network assets relating to Phase VI and the related portion of the loan in these interim financial statements because the project has not commenced yet.


SHIN
CORPORATION

13 Significant events of the Group

According to the judgment of the Supreme Court, Criminal Division for Persons Holding Political Positions rendered on 26 February 2010, concerns the Company and its affiliated companies in many aspects. The Company is of the opinion that the consequence of the judgment is limited to the holding that some property of the person holding political position was improperly acquired by an abuse of power while being in a political position. The judgment does not contain any order indicating that the Company or its affiliated companies shall take any actions as the Company is not involved to the case. The Company and its affiliated companies have been operating to the best of its ability in accordance with the law and the agreements and in good faith. The Company and its affiliated companies have every right available under the law and agreements to provide the facts to prove its innocence and good faith in any proceeding which may be initiated by the relevant government agencies in accordance with the law and justice.

Significant events of Advance Info Service Public Company Limited and its Group ("ADVANC")

13.1 Interconnection agreements

According to Telecommunication Business Operation Act 2001 (B.E. 2544) and the announcement of National Telecommunication Commission ("NTC") regarding the use and interconnect of telecommunication network 2006 (B.E. 2549), ADVANC has entered into an interconnection ("IC") agreement with Total Access Communication Public Company Limited ("DTAC") dated 30 November 2006, and also with Truemove Company Limited ("Truemove") dated 16 January 2007. These IC agreements have been approved by NTC.

On 31 August 2007, TOT Public Company Limited ("TOT") has filed a case against NTC to the Administrative Court to revoke the said announcement and on 4 February 2008 TOT sent a letter to ADVANC informing that ADVANC should wait for the final judgment of the Administrative Court. Should ADVANC undertake the IC agreements per the NTC announcement before the final judgment of the Administrative Court, TOT shall not recognise ADVANC's related actions and ADVANC must be responsible for such actions.

Having considered the said TOT's letter, related laws and the legal counsel's opinion, ADVANC's management is of the opinion that non-compliance by ADVANC with the IC agreements shall be deemed violating the said NTC announcement. Therefore, ADVANC has decided to comply with the IC agreements in line with the current legal provisions.

According to the agreement to operate cellular mobile telephone service, ADVANC has to pay the higher of stipulated annual minimum payment or the percentage of service revenues prior to deducting expenses and taxes. However, ADVANC had to comply with the regulation while TOT would like to wait for the final judgment of the Administrative Court. As a result, ADVANC anticipated to enter into a negotiation with TOT in relation to a calculation method of the revenue sharing. ADVANC calculated the revenue sharing from the net IC revenue which is similar to other operators in the telecommunication industry base on a conservative basis. The revenue sharing amount to be paid to TOT is subject the final adjudication of the Administrative Court in relation to revoking the announcement of NTC and a negotiation between TOT and ADVANC. ADVANC will make adjustment in the financial statement in the period when the issue has been agreed. ADVANC's management is certain that it will not incur significant expense more than the revenue sharing amount which ADVANC has recorded.



On 30 December 2009, TOT has notified in writing to ADVANC that result of the negotiation between TOT and ADVANC regarding rate and calculating method of the revenue sharing can not be concluded and requested ADVANC to remit the revenue sharing incurred from the interconnection charge since February 2007 to June 2008 for the amount of Baht 761 million based on the rate and calculation method of ADVANC within 30 December 2009. ADVANC has remitted the revenue sharing to TOT on 30 December 2009. For the interconnection charge since July 2008 up to the present, ADVANC and TOT shall set up the negotiation committee in order to get a conclusion for this case. During this period, while the said case is pending the final consideration, it shall use the above basis proposed by ADVANC.

13.2 Significant event of ADVANC and Digital Phone Company Limited

ADVANC

Pursuant to the letter of the Ministry of Information and Communication Technology to the Council of State requesting opinion on whether the amendments or supplements to the agreement between TOT, who is the Telephone Organization of Thailand at that time, and ADVANC after the enforcement of the Act on Private Participation in State Undertaking, B.E. 2535 are legitimately effected and in case those amendments or supplements to the Agreement are not legitimately effected according to such Act, what guidelines TOT should implement.

The Council of State was of the opinion by its Memorandum of the Council of State no. 291/2550 on Enforcement of the Act on Private Participation in State Undertaking, B.E. 2535 (in the case of the Agreement Permitting Undertaking of Cellular Mobile Telephone Services, "the Agreement" between TOT Public Company Limited and Advanced Info Service Public Company Limited) that

* "... since TOT being the contracting party in this case acted on behalf of the State by virtue of the authority and duty pursuant to Telephone Organization of Thailand Act, the executed Agreement thus represents the agreement between the State and the private sector in order to authorise the private sector to provide public services to the public on behalf of the State. The State therefore is obligated to perform according to those stipulated in that Agreement.

However, since the amendments to the Agreement upon which the consultation is being sought were not legitimately carried out according to the Act on Private Participation in State Undertaking, B.E. 2535 which was in force at the time of effecting those amendments because those amendments had not been proposed for the consideration of the Coordination committee according to Section 22 and not forwarded to the Cabinet, being the organ charged with the authority to approve of the amendments to the Agreement pursuant to the Act as aforesaid, the amendments made to the Agreement with TOT as the contracting party were therefore carried out without legal authority. However, the procedures to amend the Agreement represent administrative juristic acts which are capable of being separated from the amendments to the Agreement already effected and those amendments to the Agreement are still in force so long as they are not rescinded or extinguished by statute of limitation or by other causes. In case the Cabinet, vested with the authority under the law and having considered the causes for the rescission, the impact, and the propriety on the basis of the State's and the public interest, is of the opinion that the illegitimate procedures have resulted in damage that warrants rescinding the amendments to the Agreement already effected, the Cabinet may legitimately rescind such amendments to the Agreement. However, if the Cabinet, upon having considered the same, deems it justified, with regard to the State's or the public interest and the continuity of providing public services, the Cabinet may exercise its discretion to grant approval for the procedures to further amend the Agreement, as appropriate, with the unit owning the project and the Coordination committee pursuant to Section 22 being the parties to submit the facts, justifications, and opinion for the consideration of the Cabinet".

Presently, the Coordinating Committee has already been established according to Section 22 of the Act where it is to proceed its duty as assigned thereon and the procedures are pending.

* *The above clauses in "..." represent some parts of the Memorandum of the Council of State no. 291/2550. The full text Memorandum of the Council of State is available only in Thai language.*

Digital Phone Company Limited

Pursuant to the letter of the Ministry of Information and Communication Technology to the Council of State requesting opinion on whether the amendments or supplements to the agreement between CAT Telecom Public Company Limited ("CAT") and Digital Phone Company Limited ("DPC") after the enforcement of the Act on Private Participation in State Undertaking, B.E. 2535 (the "Act") are legitimately effected and in case those amendments or supplements to the Agreement are not legitimately effected according to such Act, what guidelines CAT should implement.

According to the opinion of the Council of State regarding the enforcement of the Act on Private Participation in State Undertaking, B.E. 2535 regarding the Contract permitting the provision of cellular mobile phone service between CAT and DPC on case no. 294/2550 that

** "...the assignment of the rights and duties by Total Access Communication Public Company Limited ("DTAC") to DPC and the entering into an agreement between DPC and CAT dated 19 November B.E. 2539 are considered as the permission of CAT granted to a private sector to provide cellular mobile phone service, it shall not be deemed to be part of cellular mobile phone service between CAT and DTAC, so DPC shall be the contracting party of CAT and was under the supervision and regulation of CAT and pay remuneration to CAT. DPC shall, therefore, have to comply with the said Act. Since CAT has already specified the scope of the project and the private sector to provide the service, besides, the project has already been carried out. Therefore, there is no need to invite private sector to submit any proposal according to Chapter 3. However, Chapter 3 shall be applied in so far as it is not contrary to the fact whereby CAT has to set up the Coordinating Committee in accordance with Section 13 to proceed according to Section 21 of the said Act, provided that the Coordinating Committee will propose the selection result including the reason, negotiation issues, state benefits and the draft of agreement to the Minister who supervised the project in order to propose to the Cabinet within 90 days since the decision by Coordinating Committee."

Therefore, the procedures are within the power and authority of the Committee according to Section 13 to consider as appropriate and DPC has already been assigned of the rights and duties from Total Access Communication Public Company Limited according to the Contract Permitting the Provision of Cellular Mobile Phone Service between CAT and Total Access Communication Public Company Limited, DPC shall have the right to provide telecommunication service even though the Contract between CAT and DPC has not been done or performed in accordance with the Act. However, the Contract between CAT and DPC shall remain valid in so far as it is not revoked or terminated by time of ending or other cause. Thus, CAT and DPC shall remain oblige to fulfil the said agreement."

Presently, the Coordinating Committee has already been established according to Section 13 of the Act where it is to proceed its duty as assigned thereon and the procedures are pending.

** *The above clauses in "..." represent some parts of the Memorandum of the Council of State no. 294/2550. The full text Memorandum of the Council of State is available only in Thai language.*


SHIN
CORPORATION

13.3 Significant commercial dispute and litigations

ADVANC

Between ADVANC and TOT

On 22 January 2008, TOT submitted a dispute Black Case No. 9/2551 to the Arbitration Institute, Dispute Reconciliation Office, Justice Court Office demanding ADVANC to pay additional payment of revenue sharing amounting to Baht 31,463 million under the Cellular Mobile Phone Contract plus interest at the rate of 1.25 percent per month computing from the default date on 10 January 2007 until the full payment is made.

At present, the said dispute is pending on the Arbitration process. According to arbitration procedures and the proceedings of which shall take for several years. However, ADVANC's management believes that the outcome of the said dispute shall be in favour of ADVANC and have no material impact to the financial statements of ADVANC because this amount is the same as an excise tax that ADVANC had submitted to Excise Department during 28 January 2003 to 26 February 2007 and deducted it from revenue sharing according to the resolution of the Cabinet dated 11 February 2003. Thus, ADVANC has fully complied with the cabinet's resolution dated 11 February 2003 and this practice is the same as other operators in mobile phone or cellular radio telecommunication industries according to the resolution of the Cabinet. Moreover, TOT had sent letter no. Tor Sor Tor. Bor Yor./843 dated 10 March 2003 stating that ADVANC has fully complied with the Cabinet's resolution and ADVANC's burden remains at the same percentage rate as specified in the contract and the submission of the said excise tax return shall not affect the terms of the contract.

Digital Phone Company Limited

1) On 9 January 2008, CAT submitted a dispute Black Case No. 3/2551 to the Arbitration Institute and the Dispute Reconciliation Office, Justice Court Office demanding DPC to pay additional payment of revenue sharing amounting to Baht 2,449 million under the Digital Personal Communication Network Contract plus penalty at the rate of 1.25 percent per month of the unpaid amount of each year computing from the default date until the full payment is made which total penalty calculated up to December 2007 is Baht 1,500 million, totalling Baht 3,949 million.

   On 1 October 2008, CAT has submitted the revision of petition to adjust on amount of claimed to Baht 3,410 million which penalty fee calculated from the outstanding revenue sharing up to January 2008 for Baht 790 million and value added tax Baht 171 million.

   At present, the said dispute is pending on the Arbitration process. According to arbitration procedures and the proceedings of which shall take for several years. However, ADVANC's management believes that the outcome of the said dispute shall be in favour of DPC and have no material impact on the consolidated financial statements of ADVANC because this amount is the same as an excise tax that DPC submitted to Excise Department during 16 September 2003 to 15 September 2007 and deducted it from revenue sharing according to the resolution of the Cabinet dated 11 February 2003. Moreover, CAT has sent letter no. CAT 603 (Kor Tor.) 739 notifying DPC to comply with such Cabinet's resolution. Thus, DPC has correctly and fully complied with the Cabinet's resolution dated 11 February 2003 and this practice is the same as other operators in mobile phone or cellular radio telecommunication industries according to the resolution of the Cabinet.

2) Pursuant to the resolution of the meeting on 14 January 2004 between TOT, CAT, DPC, and Truemove by the Minister of the Information and Communications Technology Ministry, the Chairman, that TOT consented to reduce access charge of mobile phone from revenue sharing which TOT received from CAT in the amount of Baht 22 /number/month to DPC and True Move starting fro[illegible]ar as DTAC had received from TOT.

On 12 October 2006, TOT sent a letter to CAT that TOT could not reduce access charge of mobile phone to DPC and True Move and demanding CAT to pay the access charge that DPC and True Move have deducted as a discount of access charge plus legal interest rate computing from the default date until the fully payment is made.

On 29 July 2008, CAT submitted a dispute Black Case No. 68/2551 to the Arbitration Institute and the Dispute Reconciliation Office, Justice Court Office demanding DPC to pay access charge of mobile phone that DPC had deducted for Baht 154 million (additional consideration of the 7th - 10th operation year) plus value added tax and interest at the rate 1.25 percent per month of the above principal amount starting from the default date of each year since the 7th -10th operation year until the full payment is made.

On 15 October 2009, CAT submitted a dispute no. black 96/2552 to the Arbitration Institute and the Dispute Reconciliation Office, Justice Court Office demanding DPC to pay access charge of mobile phone that DPC had deducted for Baht 22 million (additional consideration of the 11th operation year) including the penalty at the rate of 1.25 percent per month which calculated up to 15 October 2009, total amount of claim Baht 26 million.

At present, the said dispute is pending on the Arbitration process. According to arbitration procedures, the proceedings shall take several years. For the demanded amount, DPC has re-calculated and found that the said amount is only Baht 138 million which DPC has recorded as payable under the Agreement for operation in its financial statement but has not recorded the penalty for overdue payment, as the management believes that the outcome of the said dispute shall be in favour of DPC and have no material impact on the consolidated financial statements of ADVANC since DPC has correctly and fully complied with the law and the relating Agreements in all respect.

3) On 3 February 2009, CAT has submitted a dispute under Black Case No. 8/2552 to the Alternative Dispute Resolution Office, the Arbitration Institute, demanding DPC to deliver and transfer ownership of 3,343 towers including 2,653 equipments of power supply under the Digital PCN ("Personal Communication Network Agreement"). Failure to do so, DPC must reimburse Baht 2,230 million to CAT. DPC considers that all disputed assets, towers and the equipment of power supply are not the property as stipulated in the Agreement.

   At present, the said dispute is pending on the Arbitration process. According to arbitration procedures, the proceedings shall take several years. However, ADVANC's management believes that the outcome of this dispute shall be in favour of DPC and have no material impact on the consolidated financial statements of ADVANC since DPC has correctly and fully complied with the law and the relating Agreements in all respects.

AIN Globalcomm Company Limited ("AIN")

On 7 March 2008, CAT has submitted the Black Case no. 1245/2551 to the Civil Court against ADVANC as the defendant No.1 and AIN, a subsidiary of ADVANC, as the defendant No.2 requesting ADVANC and AIN to pay compensation with interest rate at 7.5% per annum for damage up to the date of case submission equalling to Baht 130 million. The reason in a case is to change traffic of the international direct dialling service by ADVANC and the subsidiary during 1-27 March 2007 through ADVANC subscriber by using the symbol "+" dialling from no.005 of AIN instead of No. 001 of CAT without the prior notification to subscriber.


SHIN
CORPORATION
PUBLIC COMPANY LIMITED

On 4 September 2008, CAT has submitted a petition revision to adjust compensation for Baht 583 million (including interest) because CAT has damaged consecutively until 7 March 2008. On 19 November 2008, CAT has submitted the order of provisional remedial measure before delivery of judgment to cease ADVANC and AIN to transfer the traffic 001 or symbol "+" of CAT to traffic 005 of AIN. On 26 February 2009, The Civil Court has dismissed the CAT's request and on 20 March 2009, CAT has appealed such dismissal.

On 17 December 2009, The Civil Court has dismissed the case as the facts cannot be proved that CAT has either an exclusive right to use the symbol "+" or the right to prohibit ADVANC and AIN to use the symbol "+" and it cannot also been proved that the changing of the connection setting of the international direct dialing service from using the symbol "+" for the code 001 of CAT to "+" for the code 005 of AIN has caused mistaken to the subscribers who use international direct dialing service that they are using the code 001 of CAT, therefore, the acts of ADVANC have not infringed any right of CAT and also of AIN which CAT alleged to jointly commit the wrongdoing with ADVANC have not infringed the right of CAT as well. However, CAT has appealed such dismissal on 10 March 2010.

Significant event of Thaicom Public Company Limited and its Group ("THCOM")

On 19 April 2007, Mr. Supong Limthanakul brought legal actions against the National Telecommunications Commission ("NTC"), the office of the NTC and the Ministry of Information and Communication Technology ("MICT") in the Central Administrative Court ("CAC") on the ground that the three state agencies neglected to perform their duties in overseeing whether THCOM has been carrying on its telecommunications business lawfully after the sale of the Company's shares to the new shareholder.

CAC issued an order dated 8 April 2009 making THCOM the fourth respondent in order to allow THCOM to file the Reply to the petitioner's claim including evidence, documentary or otherwise to CAC and THCOM filed the Reply and supporting evidence in July 2009.

THCOM is of the opinion that it will not be adversely affected in any way as the actions were brought against NTC, office of the NTC and MICT for neglecting to perform their duties and will not constitute a cause for terminating the operating agreement as THCOM has fully complied with the terms and conditions of the operating agreement.

14 Bank guarantees

As at 31 March 2010, the Group had commitments with banks, in respect of letters of guarantees for satellite space segment leasing, customs duties, electricity usage and other transactions in the ordinary course of business in the amount of Baht 660 million, USD 2 million *(31 December 2009: Baht 656 million, USD 4 million)* on a consolidated basis.


SHIN
CORPORATION

15 Reclassification of accounts

Certain accounts in the statement of income for the three-months period ended 31 March 2009 have been reclassified to conform to the presentation in the 2010 interim financial statements as follows:

	2009					
	Consolidated financial statements			Separate financial statements		
	Before reclass	Reclass.	After reclass.	Before reclass	Reclass.	After reclass.
			(in thousand Baht)			
Statement of income						
Cost of sale of goods and rendering of services	1,677,971	(3,627)	1,674,344	-	-	-
Administrative expenses	375,880	(23,362)	352,518	-	-	-
Finance costs	(106,741)	26,989	(133,730)	-	-	-
		-			-	

16 Events after the balance sheet date

Dividend payment

Proposed dividend payment of associates

At the shareholders' meeting ADVANC and CSL passed resolutions to approve the dividend payment as follows:

Company	Date of Meeting	Dividend	Interim dividend paid in 2009 *(Baht/share)*	Amount to be paid *(Baht/share)*	Amount *(in million Baht)*
Associates					
ADVANC (operation result of 2009)	8 April 2010	6.30	3.00	3.30	9,786
ADVANC (special dividend)	8 April 2010	5.00	-	5.00	14,827
CSL	7 April 2010	0.41	0.14	0.27	159

Proposed dividend payment of the Company

On 9 April 2010, the Company's shareholders' meeting passed the resolution to approve dividend payment to as follows:

		Payment *(Baht/share)*	Estimated dividend payment *(in million Baht)*
Interim dividend	for the period from 1 January to 8 April 2010	1.25	4,001
Special dividend		2.00	6,402
Total		3.25	10,403

The Company has scheduled to close the share registration book in order to determine the right of shareholders to receive the interim dividend on 21 April 2010 and to pay dividend on 4 May 2010.

